

TRX GOLD

2023

SUSTAINED TRANSFORMATION
& GROWTH

ANNUAL REPORT 2023



TABLE OF CONTENTS

WHY INVEST IN TRX GOLD

WE KNOW GOLD: We are a gold producing junior mining company with an expanding production profile and blue-sky exploration upside at our expansive Buckreef Gold Project. Our business strategy is to leverage positive cash flow from operations to fund value enhancing activities in order to reduce project risk and drive value creation.

A TIER-1 MINING JURISDICTION: TRX Gold's marquee asset, the Buckreef Gold Project, is located in Tanzania, a country that supports the mining sector and welcomes foreign investment. We have been in Tanzania over the last decade, and as a result, we have forged solid relationships with our partners, all levels of government, suppliers, contractors and local communities.

A CLEAN BALANCE SHEET: In 2023, the Buckreef Gold mining operation generated healthy profit margins, generated positive operating cash flow, and maintained its position of being debt-free.

IN GOOD HANDS: TRX Gold's management team has the expertise and a demonstrated skillset that led the Company through a phase of transformation, into production, and which is now poised for the next growth phase. TRX Gold has a strong shareholder base, about 30% of which is held by management, institutions, and key long-time shareholders who trust in our vision.

NYSE-A: TRX   TSX: TRX

MESSAGE FROM THE CHAIRMAN

Dear valued Shareholders,

I am delighted to personally address yourselves this year as the Company's recently appointed Chairman. Since joining TRX Gold in early 2021 as a Director and as Chairman over the last three months, I can say firsthand that the pace and efficiency with which the entire team has changed the business has been remarkable. It is no more than four years ago that the future of the Buckreef Gold Project was considered uncertain. Now, we are on the cusp of becoming a unique junior mining company, one in which increasing free cash flow at the Buckreef Gold Project is reinvested to grow production and fund exploration to unlock further gold resources.

Many positive developments and improvements have occurred over the last few years and 2023 has been no different. TRX Gold continues to transform, thanks to a refreshed and dedicated management team and pool of talented, dedicated and highly skilled employees in Tanzania.

At the top of the list has been the transformation of the Buckreef Gold Project from a non-profitable operation to a self-sufficient operation generating positive cash flow. The rapid transition to production at Buckreef was completed on time and on budget, taking the processing plant from a test plant to a 1,000 tonne per day operation, that recorded its highest annual production rate to date, in 2023.

Our team has concrete plans for the next phase of growth and expansion at Buckreef, with progress well on its way to delivering the 2,000 tpd processing mill by the end of 2024. The mining and operations teams are working diligently to improve processes, equipment, and output, at all levels, as we strive to make an already profitable operation, even more so. Our outlook does not stop there, however, as we are already planning for the next phase of growth. Ultimately, Buckreef has the potential to become a 100,000+ ounce per annum gold producer, and we are dedicated to doing the work to get there.

Growth begets more growth – the Buckreef Gold operation has now generated eight consecutive quarters of positive operating cash flow. The strategy has remained the same, to allocate capital in a disciplined manner to expand operations and continue to drill our resources. As a junior gold mining company that is in production, we cannot overlook the tremendous exploration potential at the Buckreef Gold Project, which was to Mr. James Sinclair – the Company's founder and former Chairman – the reason to be here at Buckreef in the Lake Victoria Greenstone Belt, Tanzania. After having visited our project for several weeks last year,

and having walked much of the property, I saw firsthand what excites our geological team. Currently operating solely out of the Main Pit and having drilled approximately 20,000 meters over the last two years, the vast 16 square kilometer property comprises 5 known gold-hosting zones. We have just begun to receive exciting drill results from a few of these zones, such as at Anfield and the Eastern Porphyry. As we continue to reinvest cash flow into the drill bit, our ambition is to unlock and define those resources that will ultimately contribute to a long mine life.

The turnaround, stabilization and growth of the Buckreef Project has also contributed to the strengthening of our relationships with the Tanzanian government and mining ministries. During my last trip, I had the opportunity to meet with many of the politicians and delegates with whom we interface. Interest in and support of the Project has never been better, as we have reinforced trust, transparency, and a long-term commitment from all parties, to make Buckreef a continued success. This has been evidenced by the ease with which we have been granted an extension to our Special Mining License and we are working to enhance our collaborative agreements.

Growth has also been seen through improved Environment, Sustainability and Governance practices, at both the corporate and project levels. Implementing policies that benefit all stakeholders and that protect our employees, their families, communities, and environments, is at the basis of being good corporate citizens. We are still in our early days of reporting on our ESG progress, but we are no strangers to doing good work on the ground. Over the last 24 months, we have implemented a number of local health, education and welfare projects within Buckreef's host communities, and we are dedicating a growing number of hours to the tracking and recording of crucial environmental data so that we may improve disclosure, become more environmentally responsible and more investible to the growing number of investors who make ESG their #1 criteria.

I want to thank all of our shareholders for their trust, dedication, and commitment to making TRX Gold a success.



Shubo Rakhit
Chairman



MESSAGE FROM THE CEO

Dear Shareholders,

I strongly believe that 2023 was a year in which TRX Gold took a significant step toward achieving its long-term vision of becoming an important gold producer within the Tanzanian landscape. Over the last 18 months, the Company has begun a period of capital investments, and we expect to begin seeing the effects of these investments in the form of higher production levels, lower costs and sustainable free cash flow. We are now well on our way to being a unique investment opportunity within the junior mining space, as we plan on reinvesting our cash flow in a value accretive way, by continually increasing production and growing the resource profile through exploration. It has taken some significant work to get to this inflection point – it is closer than ever – as we remain laser-focused on executing our strategy while prioritizing a safe work environment and strong partnerships with our host communities.

In 2023, solid performance at the Buckreef Gold Project led to the achievement of record gold production of 20,759 ounces of gold, in line with our guidance to the market and a 134% increase in annual production as compared to the previous fiscal year. Our gross profit margin was strong at 47%, demonstrating that the Buckreef Project's profitability is significant. Amid unprecedented global volatility and ongoing supply chain disruptions, our team demonstrated its resiliency again and again by achieving our goals and doing so safely.

Thanks to our team of 400+ employees, contractors and consultants on site, Buckreef Gold's second mill expansion to 1,000 tonnes per day – up from 360 tonnes per day – was completed in the first quarter of 2023. Our staff, that is 100% Tanzanian, proved that there is an abundance of local know-how and expertise that can be called on and relied upon to get the job done on deadline. Our local suppliers and fabricators were also instrumental in helping us advance our expansion project and allowed us to curtail supply chain delays and minimize cost overruns. TRX Gold's strategy throughout the year remained focused on growth.

With a few wins under our belt, we shifted into next gear and began preparation for what is now our 3rd mill expansion since my time joining the Company at the end of 2020. We have made tremendous progress, including advancements in earthworks, construction of concrete works and steel fabrication, in-depth engineering reviews and receipt of key equipment including jaw and cone crushers and the new 1,000 tonne per day ball mill. Further increases in production capacity will follow, but there will also be an increased emphasis on growing resources through the drill bit going forward.

As operations continue to expand at Buckreef Gold, we have the health, safety and preservation of our people, our site, and the environment at the top of mind. Work on the expansion of our Tailings Storage Facility has also progressed well and on time. Once complete, we expect to have storage into 2026. We are simultaneously evaluating sustainable long-term tailings deposition solutions, such as dry-stacking, making proper use of pit waste, and reducing our footprint on the planet.

Finally, I'm very pleased to welcome Shubo Rakhit as Chairman of the Board and as successor to former Chairman, James E. Sinclair. We experienced Jim's passing as a sudden and unexpected event that saddened more people than we ever thought to imagine. The outpour of condolences and fond words from many long-time shareholders and business partners was very touching. Shubo stepped into his new leadership role in October of 2023, after having been a Board member since early 2021. We are very pleased to have him at the helm of TRX Gold, as he brings many years of experience in the global capital markets establishing strategic relationships and is someone who has been fully engaged with our operating plans, government relations and achieving our growth objectives.

On behalf of the Board and TRX Gold's management team, thank you for your support throughout the year.



Stephen Mullowney
Director and
Chief Executive Officer



2023: FINANCIAL AND OPERATIONAL SUCCESS DEMONSTRATING TRANSFORMATION AND GROWTH

2023 HIGHLIGHTS

- **GOLD PRODUCED: 20,759 OZ**
- **GOLD SOLD: 20,864 OZ**
- **CASH COSTS[1]: $904/OZ**
- **ADJUSTED EBITDA[1]: $13.7M**
- **GROSS PROFIT MARGIN: 47%**
- **DEBT: $0**
- **ADJUSTED WORKING CAPITAL[1]: $4.5M**
- **CASH POSITION: $7.6M**

2024 GUIDANCE

- **GOLD PRODUCTION: 25,000-30,000 OZ**
- **CASH COSTS[1]: $800-$900/OZ**
- **CONTINUE EXPLORATION WITH INFILL AND EXPANSION DRILLING AT HIGH PRIORITY TARGETS**
- **ADVANCE METALLURGICAL AND GEOTECHNICAL STUDIES, RESOURCE MODELLING AND ECONOMIC STUDY SUPPORTING LARGER PROJECT DEVELOPMENT**

[1] See Endnotes section on Non-IFRS Performance Measures

YEAR OVER YEAR GROWTH IN FINACIAL METRICS



Production & Sales



Adjusted EBITDA[1] (US$ '000s)



General and Administrative Expense (excluding Non-Cash items) (US$ '000s)



Cash Flow from Operations (US$ '000s)

$ 17.8
MILLION

The Company reinvested positive cash flow from operations into growth projects at Buckreef Gold

1,000 TPD

PROCESSING CAPACITY

The Company successfully delivered its second mill expansion, on time and on budget

RECORD FINANCIAL METRICS

The Company booked record production and financial metrics, including gold ounces produced and sold, annual revenue, gross profit and adjusted EBITDA[1]

[1] See Endnote section on Non-IFRS Performance Measures



MILESTONES



DELIVERY OF THE 2ND MILL EXPANSION USING CASH FLOW FROM OPERATIONS

In September 2022, TRX Gold announced successful commissioning of the expanded 1,000+ tonne per day ("tpd") processing plant at Buckreef Gold. The build was completed on time and on budget at a capital cost of $6.4 million, thanks to a reliable and efficient local supply chain as well as a competent and skilled labor force, all in Tanzania. The plant ramped up throughput and reached nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ tpd processing plant was declared in November 2022.



RAPID ADVANCEMENT OF THE PROJECT'S 3RD MILL EXPANSION

During the year, the Company used cash flow from operations to order a 1,000 tpd ball mill to advance the short-term objective of increasing Buckreef Gold's current average annual throughput by 75-100%, well beyond its current capacity. In October 2023, the ball mill arrived on site and earthworks began. Construction has progressed on schedule, with a targeted completion date set for the fourth quarter of fiscal 2024. The new 2,000 tpd mill is expected to possibly benefit production as early as the same quarter, and the expanded crushing circuit, alone, has the processing capacity to support further expansions into the future.



A MAJOR WIN FOR SULPHIDE ORE PROCESSING

During the year, the Company successfully processed a bulk sample of 6,500 tonnes of sulphide ore through the existing milling facility, achieving an indicative gold recovery of 88.7%. This is a significant achievement as approximately 90% of Buckreef Gold's gold mineral resource is held in sulphide (fresh) material, thus unlocking significant economic potential for the future of the project. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, which has the potential to greatly minimize capex for future plant expansions.



EXCITING RESULTS FROM THE DRILL BIT

The Buckreef Gold land package is vast, with much blue-sky potential built-in. During the year, the Company drilled 11,171 meters of exploration, infill and sterilization drilling. Buckreef Gold announced positive near surface drill results from the high-priority Anfield and Eastern Porphyry Zones, which are parallel and in close proximity to the Buckreef Main Zone and represent an important opportunity to host future mineral resources. Buckreef Gold also announced an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers in strike length.



THE BUCKREEF GOLD PROJECT

The Buckreef Gold Project is located in the Geita District of the Geita Region, south of Lake Victoria, approximately 110 kilometers southwest of the City of Mwanza, Tanzania. It is situated on the interior of the prolific Lake Victoria (Archean) Greenstone Belt, and neighbor to a number of well-known large-scale gold mining operations owned by Tier-1 gold mine operators.

Buckreef has a significant footprint that measures 16 square kilometers. The Project is easily accessed by ferry across Smiths Sound, via a paved national road and well-maintained unpaved regional roads. It is also supported by important infrastructure such as a connection to the regional electric power grid, access to water and a reliable and skilled labor force.

The Buckreef Gold Project is unique in that it allows TRX Gold the opportunity to operate a low-cost open-pit gold mine during its early years of production, thanks to near-surface gold-bearing zones consisting of mostly oxide ore and high-grade sulphide ore zones, both amenable to Buckreef Gold's current processing facility, consisting of a simple crush, grind, CIL circuitry. It also offers TRX blue-sky potential for growing the project's size, through ongoing exploration and infill drilling, with the goal of uncovering a much larger resource within the sulphide ore, that may eventuality be mined at depth.

Buckreef is comprised of highly-prospective zones, namely Buckreef, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef North, Buckreef Main and Buckreef South. The Buckreef Gold Project is fully permitted for mining and the extraction of gold, with a Special Mining License (SML) to 2032, that is renewable for the life of the deposit.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (measured + indicated)		
Area	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510*

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off
Mineral Resources inclusive of Mineral Reserves
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
All resources below 540 mRL are classified as inferred
Estimates over variable widths of 2 to 40 meters
Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3
55% attributable to the Company
Effective Date: May 15, 2020
* See Disclosure and Cautionary Statement Regarding Forward Looking Information

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below:

Buckreef Reserves	Tonnes M(t)	Grade Au (g/t)	Au Kg	Tonnes Oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

Buckreef Gold Project location among peer gold mines within the Lake Victoria Greenstone Belt area



Port City of Mwanza
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
Ikuza Is.
RUBONDO ISLANDS
Maisome Is.
GAME RESERVE
BIHARAMULO GAME RESERVE
Nafuba I.
Speke Gulf
Serengeti Corridor
LEGEND
Gold Mines
Town
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

^ *Port City of Mwanza*



EXPLORATION



2023 EXPLORATION SUCCESS

Exploratory drilling continued into 2023 from the previous year, as the Company maintained its business strategy of reinvesting positive cash flow into value accretive activities. During the year, the Company drilled 11,171 meters of exploration, infill and sterilization drilling. Buckreef Gold has an abundance of mineral resource potential that the Company is committed to defining over time.

Gold Mineralization of the Buckreef Main Zone Extended to the Southwest

In early 2023, the Company announced that positive assay results following a drill program confirmed an extension of the Buckreef Main Zone trend, 200 meters southwest and deeper under the historical South Pit, extending the Main Zones' strike length to now over 2 kilometers. The results are positive and significant for the Company as they continue to demonstrate continuity of gold mineralization along strike to the southwest of the Main Zone deposit and continued gold mineralization under the (historical) South Pit. The Main Zone deposit remains "open" for continued exploration, both at depth and on strike, representing tremendous exploration and infill potential.



^ *Map Showing Location Of Recent Drill Results To The Southwest Of The Buckreef Main Zone*

Gold Mineralization Discovered Near Surface at the Anfield and Eastern Porphyry Zones

At the end of the third quarter 2023, the Company again announced important drilling results, this time from the high-priority gold zones known as Anfield and Eastern Porphyry. Both zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the Buckreef Main Zone. The results from this drill campaign are significant, as they confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and previous drill hole intersections at the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity to host mineral resources outside of the Buckreef Main Zone. Many characteristics of the high-grade mineralization observed in the Main Zone are present in the Eastern Porphyry and Anfield zones. Excited by these encouraging results, the Company has planned infill and expansion drilling at Eastern Porphyry in 2024.



BUCKREEF GOLD COMPANY
BUCKREEF SOUTH SIGNIFICANT INTERCEPT MAP
Date:12/10/2022
Author:IJB
Office:MNEKEZI
Drawing:JM
Scale:3,000
Projection: UTM Zone 36, Southern Hemisphere (Arc1960)
390,900 mE
391,200 mE
9,657,900 mN
9,657,600 mN
9,657,300 mN
N
BMDD254 3.80m @ 1.3g/t Au from 56.0m
BMDD256 2.12m @ 1.21g/t Au from 27.88m, 1.67m @ 0.56g/t Au from 43.33m, 3.73m @ 1.73g/t Au from 54.00m, 4.00m @ 0.50g/t Au from 77.00m.
BMDD259 1.50m @ 0.82g/t Au from 82.00m, 2.00m @ 0.71g/t Au from 108.00m, 5.00m @ 0.52g/t Au from 131.00m.
BMDD258 2m @ 1.76g/t Au from 23.00m, 3m @ 0.47g/t Au from 41.00m.
BMDD252 4.70m @ 0.32g/t Au from 34.00m, 19.51m @ 0.74g/t Au from 79.49m.
BMDD248 5.00m @ 0.45g/t Au from 143.00m, 5.48m @ 0.38g/t Au from 192.52m.
BMDD250 3.00m @ 0.42g/t Au from 30.00m, 34.80m @ 1.26g/t Au from 87.20m Incl. 10m @ 3.08g/t Au from 89.00m
BMDD249 7.60m @ 0.41g/t Au from 120.40m
BMDD267 2m @ 1.41g/t Au from 165m
BMDD275 1.76m @ 0.51g/t Au from 27.48m, 9.08m @ 0.58g/t Au from 43m, 16.47m @ 2.01g/t Au from 53.70 Incl. 7m @ 3.27g/t Au from 56m, 4.32m @ 0.96g/t Au from 80.27m.
BMDD253 3.41m @ 0.96g/t Au from 82.06m
BMDD274 1.65m @ 0.78g/t Au from 39.35m
BMDD273 1.62m @ 0.49g/t Au from 36.08m
BMDD279 5m @ 1.13g/t Au from 41m, 3m @ 0.63g/t Au from 48m, 1.44m @ 2.72g/t Au from 140.56m, 10.49m @ 0.96g/t Au from 148.88m.
BMDD278 8.08m @ 0.65g/t Au from 63.56m, 6.30m @ 1.00g/t Au from 83.00m 3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

‹ Map Showing Location Of Buckreef South Drill Holes And Their Highlights



LEGEND
Au (g/t)
5 to 83.9
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone
BR_SML
N
BMDD298 14m @ 3.48g/t Au from 27m, 25.23m @ 1.62g/t Au from 47m, 5m @ 1.07g/t Au from 84m.
BMDD297 6.10m @ 1.41g/t Au from 12.9m, 2.60m @ 2.08g/t Au from 61.4m, 3.82m @ 3.10g/t Au from 70m, 5.00m @ 0.67g/t Au from 77m, 14.70m @1.22g/t Au from 98.8m
BMDD300 3.61m @ 6.80g/t Au from 33.65m
BMDD299 7.39m @ 0.92g/t Au from 21.61m, 2m @ 0.36g/t Au from 32m.
AFDD004 6.09m @ 1.41g/t Au from 32.45m
AFDD005 4.26m @ 1.01g/t Au from 17.09m, 2m @ 2.53g/t Au from 42.8m. 4.06m @ 1.27g/t from 47.09m.
AFDD001 2.94m @ 13.74g/t Au from 43m
AFDD002 1.83m @ 1.17g/t Au from 42.71m, 4.92m @ 0.9g/t Au from 83.42m.
AFDD007 1m @ 5.71g/t Au from 137.5m
BUCKREEF GOLD COMPANY
ANFIELD & EASTERN PORPHYRY SIGNIFICANT INTERCEPT MAP
Date: 2/26/2024
Author: IJB
Office: MNEKEZI
Drawing: JM
Scale: 1:7500
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
392,500 mE
393,000 mE
9,658,500 mN
9,657,000 mN

‹ Map Showing Location Of Recent Drill Results At Eastern Porphyry And Anfield Zones, Subparallel To The Buckreef Main Zone



GOVERNANCE



Environment

Just like our stakeholders, TRX Gold places a priority on the preservation and sustainability of the environment in which we work. To do so, our work includes projects focused on mitigating adverse environmental impacts, rehabilitating or restoring disturbed areas and improving existing programs or infrastructure for the benefit of future generations. TRX undertakes best practices to prevent pollution, minimize disposal risks, and optimize waste management procedures to reduce waste, reuse materials, and promote recycling. We are committed to allocating sufficient resources to meet our environmental objectives, including ensuring effective closure planning is in place at all stages of the mining environment life cycle and undertaking progressive reclamation wherever possible.

Our Environmental, Sustainability Health and Safety Policy commits us to ongoing management of environmental impacts, and to ensuring a high level of preparedness for environmental incidents, in order to contain, control, clean up, and eliminate negative environmental effects. This is underpinned by careful management planning to mine responsibly in line with project approval conditions, as well as progressive rehabilitation of disturbed land. We are committed to the transparency of information shared with our stakeholders, guided by our open Communication Policy, and to contribute to advancing the measurement and management of relevant critical environmental issues that stakeholders value.

We are committed to an ISO 14001-inspired environmental management system throughout 2023 and 2024. Our risk

MINE SITE REHABILITATION

In 2023, an indigenous tree nursery was developed at Buckreef Gold to support mine site rehabilitation. Trees are propagated and grown to the desired size and are then moved to the proposed rehabilitation site, such as tailings storage facilities, for growing and restoring tree covers on formerly vegetated areas, thus promoting environmental sustainability through rehabilitation. The indigenous species planted include Acacia nilotica, *Faidherbia albida* and *Brachystegia spp*.



assessments include a variety of environmental topics, and we conduct monthly inspections and audits. Annually, we conduct a third-party audit of our environmental practices, and produce a report that is submitted to the Tanzanian government.

Social

TRX Gold's approach to social welfare and sustainability is simple at its core. The Company is committed to a 100% local workforce and to positively contributing to life in and around our project and its host communities. The Company focuses on strengthening community relations through a number of social investment initiatives. Our responsibility to social welfare extends beyond our employees to their families and their dependents. It is about the bigger picture, and how we can support future generations. For one, Buckreef Gold collaborates with the Geita District Council and local wards to identify key programs that focus on short to long-term educational needs. These programs are aligned with Buckreef Gold's local hiring practices, and include Science, Technology, Engineering and Mathematics (STEM), as well as gender goals.

During 2023, Buckreef Gold and the Geita District Council advanced projects aimed at supporting education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. Among those completed were construction activities on a new health center and primary school classrooms in the Busanda district, and a new health center and primary school upgrades in the Geita district.

ON-SITE SKILLS TRAINING

As part of an eight-week long training session, 18 students from various universities across Tanzania, including the University of Dar es Salaam (UDSM), Mbeya University of Science and Technology (MUST), University of Dodoma (UDOM), and the Mineral Institute of Dodoma (MRI) spent valuable time at the Buckreef Gold Project site to learn practical skills around mining, project management and health & safety. TRX Gold is happy to support the education and skills development of whom might become our future leaders in mining.



Governance

TRX Gold is guided by its core values:

INTEGRITY: We believe that work should be conducted in an honest manner, so that TRX Gold can be a company that all stakeholders trust and are proud to do business with.

TRUST: Trust is all-encompassing and finds itself in even the minutia of our day-to-day activities. Our stakeholders trust us to deliver on our promises, as we trust those that support and assist us to get the job done. Working together with trust, TRX Gold can be a great success.



‹ Photo by Lara Jameson

TRANSPARENCY: Transparency is critical to creating a trustworthy environment. We believe in open and unbiased communication with our stakeholders, knowing that sharing information with one another allows us to carry the Company forward in good and less favorable times.

RESPECT: We are committed to respecting all of our stakeholders and to respecting one another in the workplace. This means being inclusive, communicative and open-minded, all of which foster growth and productivity.

The Company has in place a number of governance policies to ensure that it is being led and operated in a manner that makes all stakeholders' well-being a priority. One of the leadership team's priorities is to constantly evaluate and mitigate risk at both the corporate and project levels and in doing so exercise preparedness and responses to circumstances that may arise outside of guiding parameters.

In 2023, TRX Gold began working with expert consultants on ESG risk assessments and management with the goal of beginning a more in-depth program of data capturing and disclosure to the market, aligned with definitions from the World Economic Forum and the United Nations Sustainable Development Goals.

GUIDING PRINCIPLES AND POLICIES

- **Anti-Corruption Policy**
- **Audit And Risk Management Committee Charter**
- **Board Of Directors Mandate**
- **Code Of Ethics And Business Conduct**
- **Charter Of The Compensation Committee**
- **Corporate Social Responsibility Policy**
- **Disclosure (Communications) Policy**
- **Environmental, Sustainability, Health & Safety Policy**
- **Insider Trading Policy**
- **Whistleblower Policy And Procedures**

Mining in Tanzania – An advanced industry with solid roots

- The mining sector is already a significant contributor to the Tanzanian economy, with the GDP from mining planned to reach 10% by 2025.

- Gold exports totalled US2.95bn in 2023's year ending August 31, up from USD2.75bn in the previous year, representing about 39% of the value of mineral goods exported, and primarily generated by large scale mines. (PwC, October 2023).

- Tanzania is the third largest gold producer in Africa. (Mining Review, 2022)

Mining Infrastructure – Well advanced to support a growing industry

- With an advanced mining industry, Tanzania is host to a large labour force of proficient and highly skilled individuals for all levels of responsibility.

- Abundance of in-country materials suppliers and mining equipment and infrastructure manufactures, providing high quality goods made locally at competitive pricing.

- Tanzania's power resources include hydro, natural gas, coal, uranium, wind, geothermal, biomass, solar, tidal, and waves. Currently, Tanzania's total grid installed capacity is 1,605.86 MW composed of hydro 566.79 MW (42%), natural gas 607 MW (45%), and liquid fuel 173.40 MW (13%). (TanzaniaInvest, 2021)

- The official languages in Tanzania are English and Swahili, enabling open dialogue and interaction.

- The country is very safe and very friendly and governed by "Rule of Law", supporting a politically stable environment.

Among the Lowest Risk Mining Jurisdictions in Africa

- President Samia Suluhu Hassan has demonstrated support of foreign investment, especially in the mining sector, since her arrival in March 2021.

- Well-established Ministry of Mines, Ministry of Energy & Minerals and National Environment Management Council to ensure proper protocol and management of projects and people.

- The mining sector is mature, with a number of significant large-scale mines now operating for over two decades.



^ *The Julius Nyerere Hydropower Station in Tanzania, commissioning expected in 2024*

BOARD OF DIRECTORS

At the helm of this quickly growing company, is a team of experienced and highly-skilled individuals that come from diverse backgrounds and career experiences. Our Board or Directors and Executive team have the enthusiasm, foresight and dedication to advance our flagship project, better our practices and explore and evaluate growth opportunities. TRX Gold's foundation was laid over a decade ago, but its future success lies in the hands of our refreshed team of leaders.

The Board of Directors is currently comprised of five Directors, three of whom are independent. Directors are elected on a yearly basis at the Company's Annual General Meeting of Shareholders. The Board oversees TRX Gold's business conduct and management's execution of objectives and strategies vis-à-vis operations, corporate development, human capital and community and societal involvement. The Board acts on behalf of our stakeholders to ensure management conduct business in line with our core values and corporate objectives.







Stephen Mullowney
Chief Executive Officer,
Non-Independent

Andrew Cheatle
Chief Operating Officer,
Non-Independent

Shubo Rakhit
(Chairman)
Independent[1,2]





Dr Norman Betts
Independent[1,2]

Richard J. Steinberg
Independent[1,2]

EXECUTIVE TEAM







Stephen Mullowney
Chief Executive Officer

Andrew Cheatle
Chief Operating Officer

Michael P. Leonard
Chief Financial Officer









Khalaf Rashid
Senior VP
Tanzania

Christina Lalli
VP Investor
Relations

Gaston Mjwahuzi
General Manager
Buckreef Gold

Isaac Bisansaba
Manager of Technical
Services, Buckreef Gold

[1]Audit & Risk Management committee
[2]Corporate Governance & Nominating Committee

GOVERNANCE AT THE BUCKREEF GOLD PROJECT LEVEL

The Company's primary asset is its interest in the Buckreef Gold Project, a joint venture that is 55% owned by one of the Company's subsidiaries (TRX Gold Tanzania Limited) and 45% owned by the State Mining Corporation ("STAMICO"), a Governmental agency of Tanzania. We are fortunate to have partners that are as dedicated as we are to making Buckreef Gold an important gold producer within the Tanzanian landscape. Over the last 10 years, we have seen positive impacts stemming from our work together, both at the project level in terms of exploration and operations as well as at the regional level. This includes the positive impact on local people and their communities, livelihood, healthcare, local economy and labor force.

To maintain this sound working relationship and to be able to effectively oversee the project's advancement, a governing Board of Directors was formed. The Buckreef Board of Directors is comprised of members from both TRX Gold management and members from STAMICO management, to ensure a fair, unbiased and properly governed management of Buckreef.

BUCKREEF GOLD BOARD OF DIRECTORS

Emmanuel Subbi	–	*Ministry of Finance and Board member, STAMICO*
Mudrikat Kiobya	–	*Company Secretary, STAMICO*
Yokbeth Myumbilwa	–	*Geologist (retired) and Board Member, STAMICO*
Stephen Mullowney	–	*Chief Executive Officer and Board, TRX Gold*
Shubo Rakhit	–	*Chairman, Independent Board Member, TRX Gold*
Andrew Cheatle	–	*Chief Operating Officer and Board Member, TRX Gold*
Michael Leonard	–	*Chief Financial Officer, TRX Gold*





MD&A





TRX GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three month period and year ended August 31, 2023



The following Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations for TRX Gold Corporation ("TRX Gold" or the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 2023 included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company's profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities through November 29, 2023 unless otherwise indicated. References to the 4th quarter of 2023 or Q4 2023, and references to the 4th quarter of 2022 or Q4 2022 mean the three months ended August 31, 2023 and 2022, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 41.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold's future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company's in-house Qualified Person under National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101") and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is the Chief Operating Officer, a Director of TRX Gold and a Director of the Company's subsidiaries, including Buckreef Gold Company Limited ("Buckreef Gold") and TRX Gold Tanzania Limited ("TRX Gold Tanzania"). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company's Buckreef Project has been summarized or extracted from the technical report entitled "The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold" with an effective date (the "Effective Date") of May 15, 2020 (the "2020 Technical Report"). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company's profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource ("MRE") and Mineral Reserve statements during the year ended August 31, 2023. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

Certain information presented in this MD&A may constitute "forward-looking statements" and "forward looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission ("SEC") filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020[1], the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource ("M&I Resource") of 35.88 million tonnes ("MT") at 1.77 grams per tonne ("g/t") gold containing 2,036,280 ounces ("oz") of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold's actions are led by the highest environmental, social and corporate governance ("ESG") standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company's Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020[1] and filed under the Company's profile on SEDAR+ and with the SEC on June 23, 2020 (the "2020 Technical Report") for more information.

---

[1] *See Cautionary Statement*

Highlights – Fourth Quarter and Year Ended 2023

2023 was a milestone year for the Company as it reflected the first year operating the expanded 1,000+ tonne per day ("tpd") processing plant at full design capacity (November 2022 onwards) and using the cash flow generated from mining operations to fund additional growth and successful exploration at Buckreef Gold. During 2023 the Company recorded its highest annual: (i) production, (ii) sales, (iii) gross profit, (iv) net income, (v) operating cash flow, and (vi) Adjusted EBITDA. The Company reinvested $17.8 million during the year to successfully grow Buckreef Gold by expanding the processing plant from 360 tpd to 1,000+ tpd, procuring an additional 1,000 tonne per day ("tpd") ball mill to increase annual throughput by 75-100%, advancing construction of a significantly expanded tailings storage facility ("TSF") to accommodate higher production volumes, and investing in further infrastructure, capital assets and studies to support the long term growth of Buckreef Gold. During the year the Company also announced successful exploration results, including positive near surface drilling results from the Anfield and Eastern Porphyry Zones and an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers. These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company's sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q4 2023 and Year Ended August 31, 2023 include:

- In September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd processing plant. The plant reached nameplate capacity in October 2022 and commercial production was declared effective in November 2022. Q2 2023 was the first full quarter operating the 1,000+ tpd processing plant at full design capacity.

- In Q4 2023, poured 4,965 ounces of gold and sold 4,796 ounces of gold, resulting in positive operating cash flow for the Company of $2.7 million.

- In Q4 2023, recognized revenue of $9.2 million, cost of sales of $5.1 million, generating gross profit of $4.1 million, gross profit margin of 44%, quarterly net income of $2.3 million and Adjusted EBITDA[2] of $2.8 million.

- For the year ended August 31, 2023, Buckreef Gold poured 20,759 ounces of gold, in line with full year production guidance, and sold 20,864 ounces of gold. These are both annual operating records and resulted in positive operating cash flow for the Company of $17.3 million.

- For the year ended August 31, 2023, recognized revenue of $38.3 million, cost of sales of $20.1 million, generating gross profit of $18.2 million, gross profit margin of 47%, net income of $7.0 million, and Adjusted EBITDA[1] of $13.7 million, all annual financial records for the Company.

- During the year the Company used cash flow from operations to order an additional 1,000 tpd ball mill to advance the short-term objective of increasing Buckreef Gold's current average annual throughput by 75-100% through the addition of this new mill. In October 2023, the ball mill arrived on site and earthworks have commenced. The expanded plant has a targeted completion date in the second half ("H2") of fiscal 2024 ("F2024") and is expected to benefit production in Q4 2024.

- Gold production for F2024 is expected to be between 25,000 – 30,000 ounces at total average cash cost[1] of $800 – 900 per ounce.

- During the year, the Company successfully processed 6,500 tonnes of sulphide ore through the existing milling facility, achieving an indicative gold recovery of 88.7%. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.

Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 41.

3

- During the year the Company drilled 11,171 meters of exploration, infill and sterilization drilling, excluding grade control drilling. Buckreef Gold announced positive near surface drilling results from the Anfield and Eastern Porphyry Zones which are in close proximity to the Buckreef Main Zone and present an opportunity to host future mineral resources outside of the Buckreef Main Zone. Buckreef Gold also announced an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers.

- Subsequent to year end, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board following the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and had been Chairman and Director since 2000.

Fiscal 2024 Outlook

- The Company continues to advance a project aimed at increasing the average annual throughput by 75-100% with an expansion of the existing carbon-in-leach ("CIL") plant. As demonstrated with the first plant upgrade, construction will seamlessly integrate into the existing operating plant. This includes an expansion of the crushing circuit and installation of a 1,000 tpd ball mill (ordered from CSI Energy Group (Tanzania) Limited in partnership with Solo Resources Pty Ltd in South Africa). The new 1,000 tpd ball mill arrived on site in early October 2023 and earthworks have commenced for the ball mill plinth, tank line foundation and bund wall which will support the additional leach tanks. All other significant long-lead items have been ordered, including crushing equipment, interstage screens and agitators. Buckreef Gold is targeting an expected completion date of the expanded plant in the second half of fiscal 2024. The total capital cost of the mill expansion is expected to be approximately $6.0 million, of which approximately $1.5 million has been incurred to date. The remaining capital cost will be funded from a combination of existing cash resources, cash flow from operations, ore stockpiles, gold forward sales and bank financing. Buckreef Gold is currently in advanced discussions with Tanzanian banks for both operating and term loan facilities.

- Gold production at Buckreef Gold is expected to be between 25,000 - 30,000 ounces at total average cash cost[1] of $800 - $900 per ounce. Gold production is expected to be lower in the first half of F2024 due to the ramp-up and commissioning of the 2,000 tpd processing plant during Q3/Q4 2024. Higher production and lower cash cost per ounce are expected in H2 F2024 once the ramp-up is complete and the processing plant achieves steady state operation at nameplate capacity of 2,000+ tpd.

- Operating cash flow from the 2,000+ tpd processing plant will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (ii) re-evaluation of Bingwa and Tembo; (iii) additional capital programs focused on further plant expansions and production growth; and (iv) enhanced CSR/ESG programs.

- Sustaining capital, excluding waste rock stripping, includes certain infrastructure investments at Buckreef Gold, including construction of a significantly expanded TSF, and procurement of heavy plant equipment, including a wheel loader, generator, forklift, crane, light vehicles, and dewatering pumps to support the expanded production from the 2,000 tpd processing plant.

- Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In F2024, capitalized stripping is expected to be highest in Q1 and then incurred evenly over Q2-Q4 based on the expected mine plan.

- Growth capital includes expansion initiatives related to the long-term growth of Buckreef Gold, including the plant expansion project aimed at increasing the average annual throughput to 2,000 tpd through the expansion of the crushing circuit and installation of a new 1,000 tpd ball mill.

- Exploration spending in F2024 includes diamond drill and reverse circulation drilling services provided by State Mining Corporation ("STAMICO") for a program which includes; brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Anfield.

- The larger development project, in which the 'sulphide ore' encompasses approximately 90+% of the Buckreef Main Zone's Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The larger development project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the 2020 Technical Report, including annual production, strip ratios and key financial metrics. The Company continues to work with our principal consultants on advancing the larger development project, including advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. Concurrent with this work, the Company has started assessing the construction and operation of a significantly larger processing facility.

Operational and Financial Details – Fourth Quarter and Year End 2023

Mining and Processing

- During the three months ended August 31, 2023, Buckreef Gold reported zero lost time to injuries ("LTI") and recorded a safety incident frequency rate of 0 (per million hours). During the twelve months ended August 31, 2023 Buckreef Gold regretfully reported one LTI at site. The accident occurred in May 2023, and the employee is expected to make a full recovery and return to work. For the twelve months ended August 31, 2023, including contractors, Buckreef Gold recorded a safety incident frequency rate of 0.72 (per million hours). The Company's two main contractors, FEMA Builders Limited ("FEMA") and STAMICO, recorded a safety incident frequency rate of 0 (per million hours).

- During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold. The 37% increase in gold production in Q4 2023 compared to the prior year period is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023. Production during Q4 2023 was higher than Q3 2023 (4,764 ounces) mainly due to higher head grade of 2.41 g/t (Q3 2023: 2.00 g/t) and higher throughput of 74 thousand tonnes ("kt") (Q3 2023: 68 kt) as mining activities in Q3 2023 were heavily impacted by the rainy season in Tanzania (March – May) which limited tonnes mined and plant throughput. For the twelve months ended August 31, 2023, the Company produced 20,759 ounces of gold, in line with full year guidance, and sold 20,864 ounces of gold, both full year records for the Company.

- Due to the excessive rain experienced during Q3 2023, the Company strategically pivoted its mining plan to include a test bulk sample of sulphide ore which was subsequently processed through Buckreef Gold's existing processing plant. Over 6,500 tonnes of sulphide ore was successfully processed, achieving an indicative gold recovery of 88.7%. This is a significant achievement, (approximately 90% of Buckreef Gold's gold mineral resource is held in sulphide / 'fresh' material), thus unlocking significant economic potential for the project. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.

- During Q4 2023 the 1,000+ tpd processing plant achieved the following statistics: (i) average throughput of 801 tpd; (ii) plant availability of 85%; and (iii) an average recovery rate of 88%. Average throughput in Q4 2023 was partially affected by a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4 during August 2023. A new spare motor was sourced and throughput levels of 1,000+ tpd resumed in late August 2023. For the twelve months ended August 31, 2023, the processing plant achieved the following statistics: (i) average throughput of 852 tpd; (ii) plant availability of 91%; and (iii) an average recovery rate of 90%. The full year processing plant statistics reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

- Total ore mined in Q4 2023 was 168 kt and total waste mined was 659 kt contributing to a strip ratio of 3.9 (waste:ore tonnes). Mining activity in Q4 2023 provided access to higher grade ore blocks compared to Q3 2023, which, combined with lower waste tonnes, contributed to an improved strip ratio (Q3 2023: 8.8 waste:ore tonnes). The 130% increase in total tonnes mined compared to the prior year period is mainly related to a higher mining rate to feed the 1,000+ tpd processing plant which was commissioned in Q1 2023. For the twelve months ended August 31, 2023, total ore mined was 478 kt and total waste mined was 2,675 kt contributing to a strip ratio of 5.6 (waste:ore tonnes).

- As at August 31, 2023, the run-of-mine ("ROM") pad stockpile contained 272,109 tonnes at an average grade of 1.00 g/t with an estimated 8,742 ounces of contained gold. A further stockpile of crushed mill feed of 4,822 tonnes at 2.71 g/t containing an estimated 420 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $17.8 million using the London PM Fix gold price of $1,942 per ounce as at August 31, 2023. Since year-end August 31, 2022, the Company added to the ROM pad stockpile (3,444 ounces) but drew down 797 ounces on the crushed ore stockpile to support mill feed, particularly during the wet season in Q3 2023. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which included 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The Company reported 853 ounces of gold in circuit at August 31, 2023, which reflected an increase of 65 ounces from May 31, 2023 following gold elution and smelting activity during Q4 2023. The stockpile and gold in circuit balance provides support for the Company to meet its production guidance in fiscal 2024.

- Tailings Storage Facility Pond 1 (TSF 2.1) was filled to the freeboard elevation in Q4 2023 and placement of tailings into Pond 2 (TSF 2.2) commenced as of August 30, 2023. Phase 1 of TSF 2.2 construction was completed and Phase 2 is underway for completion in Q1 2024. Completion of Phase 2 of TSF 2.2 will provide storage into Q2 2025. The final phase of TSF 2.2 construction is planned for Q1 2025, which will provide further storage until the beginning of Q1 2026. Long term solutions are under investigation, including two sites for long term tailings deposition, as well as using thickened tails (dry stacking) with co-disposal with pit waste.

Exploration

- In Q4 2023, the Company primarily focused on grade control drilling to support mining activity during the quarter. While there was limited exploration/resource development drilling in Q4 2023, during Q3 2023, the Company drilled 3 additional holes representing 839 meters at Buckreef Gold including exploration drilling at Eastern Porphyry and geotechnical drilling at Buckreef Gold's Main Zone. For the twelve months ended August 31, 2023, the Company drilled 37 holes representing 6,916 meters including infill drilling at Buckreef Main, exploration drilling at Anfield and Eastern Porphyry zones, and sterilization drilling in the ROM pad area.

- In Q3 2023 the Company announced near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone. The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone. The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

- During the twelve months ended August 31, 2023, the Company also drilled to the southwest ("SW") of the Main Zone, beyond and under the historical South Pit (24 drill holes representing 4,255 meters). Assay results from both wide spaced drill programs are encouraging with wide zones of mineralization encountered in some holes that are comparable to present mining areas. Importantly, the deposit now remains open on strike to the SW, NE and at depth. Since drilling recommenced in 2021, an additional 500 meters of gold mineralization (along strike and representing approximately 30% increase in the strike length of known gold mineralization) have been identified. The identification of the additional 500 meters of strike length to the deposit provides future opportunity for the Company to potentially add additional mineral resources.

Larger Development Project

- Buckreef Gold has commenced the long-lead items for de-risking the larger development project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2-kilometre-long open pit. The field work was completed in early Q3 2023 with consultants SGS Canada Inc ("SGSC") and Terrane Geoscience Inc; and (ii) the variability metallurgical study for the first 5 - 7 years of potential production of the larger development project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit. These holes were shipped to SGS South Africa for metallurgical testing.

- The Company, in conjunction with Ausenco Engineering Canada Inc. ("Ausenco"), has identified potential locations for the larger processing plant, tailing storage facilities, potential dry stack tailings facility, waste rock piles and other associated infrastructure. All locations are subject to successful 'sterilization drilling', which commenced in Q2 2023, and ongoing planning.

- The exploration drilling program for F2024 will also focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, inferred mineral resources and strike extensions, both to the NE and SW of the Main Zone – which, if successful, has the potential to increase tonnes to higher mineral resource categories.

- During the twelve months ended August 31, 2023, the Company received significant assay results for the metallurgical testing program, the results of which demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization. As part of the upcoming metallurgical variability study, using core from this program, the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. This study, in conjunction with the reported 6,500 tonne bulk sample results, is expected to have positive implications for potential plant expansions and a straightforward flow sheet similar to the existing processing plant.

Environmental, Social and Corporate Governance

- The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and twelve months ended August 31, 2023. Buckreef Gold continued to develop its ESG program during the quarter, after successfully partnering with the Geita District and District Commissioners on school, water and health projects.

- Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold's local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

- A Memorandum of Understanding was signed in Q2 2022 between Buckreef Gold and the Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for fiscal 2023 ("F2023"), commencing July 2022 – August 2023, to support priority areas in agreement with the Geita District Council.

During Q4 2023, the Company continued to make progress on these initiatives and completed construction activities on a new health center and primary school classrooms in the Busanda district, and a new health center and primary school upgrades in the Geita district. In total, the Company incurred approximately 457 million Tanzania Shillings (approximately $200,000) to complete these projects.

- Buckreef Gold's operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) employ a workforce that comprises 100% Tanzanian citizens (120 full-time employees, 259 contract miners and project contractors); (v) include development and building activities that are focused on maximizing local content; and (vi) exhibit a '100 mile diet' by procuring all food locally. In addition, the Company is evaluating utilization of dry stack tailings for the larger development project.

- The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

- The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum, and identifying its contributions to the United Nations Sustainable Development Goals over F2024.

Financial

- During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold at an average realized price[1] of $1,936 per ounce excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA ("OCIM") ("average realized price (net)[1]").

- For the twelve months ended August 31, 2023, gold ounces poured and sold were 20,759 and 20,864 respectively, both annual records for the Company, at an average realized price (net)[1] of $1,845 per ounce.

- During Q4 2023, the Company recognized revenue of $9.2 million, cost of sales of $5.1 million and cash cost[1] of $982 per ounce. The Company generated gross profit of $4.1 million (44% gross profit margin), quarterly net income of $2.3 million, operating cash flow of $2.7 million and Adjusted EBITDA[1] of $2.8 million. The increase in revenue, gross profit, operating cashflow and Adjusted EBITDA[1] compared to the prior comparative period follows successful ramp-up and commissioning of the 1,000+ tpd processing plant in November 2022.

- For the twelve months ended August 31, 2023, the Company recognized revenue of $38.3 million, cost of sales of $20.1 million, gross profit of $18.2 million (47% gross profit margin), net income of $7.0 million, operating cash flow of $17.3 million and Adjusted EBITDA[1] of $13.7 million, all annual records for the Company.

- For the twelve months ended August 31, 2023, the Company recorded cash cost[1] of $904 per ounce. Cash cost[1] per ounce were higher than the prior year comparative period ($651 per ounce), and above the top end of the previously guided range of $750 - $850 per ounce. This is due to higher than expected processing costs, lower than expected throughput, and a slightly lower than planned head grade. Higher processing costs of $21.81 per tonne (2022: 15.32 per tonne) were predominantly driven by higher than expected power costs and unplanned maintenance expense incurred mainly during the second half of F2023. Higher power costs were mainly due to an increase in fuel expense, resulting from consumption of a higher proportion of diesel genset power than expected, due to inconsistent and unstable grid power availability, low voltage and load shedding from the Tanzanian National Electricity Supply Company ("TANESCO") grid powerline during H2.

Higher fuel consumption combined with an increase in diesel prices from an average of $0.90/liter in 2022 to an average of $1.30/liter in 2023 had a negative impact of approximately $18 per ounce on 2023 cash cost. Higher maintenance costs were mainly related to a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4, combined with an overhaul of the crushing circuit, including installation of a new cone crusher, vibrating screen, and mill reline. The unplanned plant maintenance and overhaul of the crushing circuit had a negative impact of approximately $30 per ounce on 2023 cash cost but are expected to accommodate longer-term processing of sulphide ore and to de-risk the longer-term production profile.

- For F2024, to mitigate the impact of higher fuel cost associated with diesel genset power usage, the Company engaged TANESCO, and the regional government to ensure better continuity of grid power as required by Buckreef Gold. In November 2023 a new 33 kilo-volt-ampere ("kVA") powerline was commissioned by TANESCO, which accesses power from a substation closer to Buckreef (60 km from site as compared to the current powerline which is located 250 km from site). The connection of the new powerline to Buckreef Gold was completed during November 2023 and is expected to provide more stable, consistent power availability for the expanded plant. The Company is evaluating with local experts (CSI Energy) its short term and longer term power requirements, which may include industrial scale battery power (that can act as a 'power stabilizer' and backup power source) to reduce reliance on diesel genset power in the future.

- As at August 31, 2023, the Company had cash of $7.6 million and working capital of $4.5 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

- During Q3 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totaling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounces respectively. During the year ended August 31, 2023, gold zero-cost collar contracts for a total of 9,000 gold ounces expired unexercised. As at August 31, 2023, there were no gold zero-cost collar contracts outstanding.

- During Q3 2023, the Company announced that it entered into an At The Market Offering Agreement ("ATM") with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

- During Q4 2022, the Company announced that its operating subsidiary, Buckreef Gold, entered into a pre-paid gold purchase agreement with a contract price totaling US$5.0 million with OCIM. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold's option. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over four quarters. Subsequent to year end, the Company drew an additional $1.5 million from the second tranche of the Agreement.

- As at August 31, 2023, the Company recognized $5.6 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the three months ended August 31, 2023, the Company received $2.1 million of VAT refunds from the TRA. Subsequent to August 31, 2023, the Company received $1.3 million of VAT refunds from the TRA.

Board of Directors

- On October 9, 2023, the Company announced the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and acted as Chairman and Director since 2000.

- On October 23, 2023, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board. Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit's distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships is characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef (encompassing three prospects), Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)		
Area	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz	Tonnes MT	Grade g/t	Au Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off
    Mineral Resources inclusive of Mineral Reserves
    Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
    All resources below 540 mRL are classified as inferred
    Estimates over variable widths of 2 to 40 meters
    Bulk Density ranges 2.0 g/cm^3 to 2.8 g/cm^3
    55% attributable to the Company
    Effective Date: May 15, 2020

The Buckreef Gold Project Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes (Mt)	Grade Au (g/t)	In Situ Gold Content Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not complete any new work that would warrant reporting material changes in the previously reported MRE and Mineral Reserve statements during this reporting period. The Company has engaged two globally recognised and respected mining consulting groups to undertake a comprehensive review of the MRE. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines (refer to cautionary statement on page 2).

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt


Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
LEGEND
Gold Mines
Town
Railway
Roads_Victoria
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000

Processing Plant and Operations

In September 2022, Buckreef Gold announced that the 1,000+ tpd oxide mill circuit was commissioned and was ramping up production from its original 360 tpd capacity. First ore was introduced to the expanded processing plant in September 2022 and the team ramped up throughput reaching nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ tpd processing plant was declared in November 2022. Q2 2023 was the first full quarter of the 1,000+ tpd operating at capacity. The full year processing plant statistics below reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold. The 37% increase in gold production in Q4 2023 compared to the prior year period is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023. Production during Q4 2023 was higher than Q3 2023 (4,764 ounces) as a result of higher head grade of 2.41 g/t (Q3 2023: 2.00 g/t) and higher throughput of 74 kt (Q3 2023: 68 kt) as mining activities in Q3 2023 were heavily impacted by the rainy season in Tanzania (March – May) which limited tonnes mined and plant throughput. For the twelve months ended August 31, 2023, the Company produced 20,759 ounces of gold and sold 20,864 ounces of gold, both full year records for the Company.

Select operating, financial and stockpile information from the expanded operation for the three and twelve months ended August 31, 2023 follows below:

Select Operating and Financial Data

	Unit	Three months ended August 31, 2023	Three months ended August 31, 2022	Twelve months ended August 31, 2023	Twelve months ended August 31, 2022
Operating Data					
Ore Mined	k tonnes	168	69	478	199
Waste Mined	k tonnes	659	291	2,675	621
Total Mined	k tonnes	828	360	3,153	820
Strip Ratio	w:o	3.9	4.2	5.6	3.1
Mining Rate	tpd	8,998	3,917	8,638	2,246
Mining Cost (Variable)	US$/t	$3.47	$3.64	$3.32	$3.19
Plant Ore Milled	k tonnes	74	36	311	105
Head Grade	g/t	2.41	3.13	2.38	2.89
Plant Utilization	%	85	93	91	90
Plant Recovery Rate	%	88	92	90	90
Processing Cost (Variable)	US$/t	$25.76	$14.45	$21.81	$15.32
Plant Mill Throughput	tpd	801	390	852	287
Gold Ounces Poured	oz	4,965	3,619	20,759	8,874
Gold Ounces Sold	oz	4,796	3,363	20,864	8,598
Financial Data[1]					
Revenue[2]	$ ('000s)	9,187	6,028	38,320	15,094
Gross Profit	$ ('000s)	4,082	4,143	18,194	9,379
Net income (loss)	$ ('000s)	2,309	(2,350)	7,045	(2,322)
Adjusted EBITDA[3]	$ ('000s)	2,820	2,251	13,690	3,861
Operating Cash Flow	$ ('000s)	2,747	2,355	17,327	2,955
Average Realized Price (gross)[3]	$/oz	1,916	1,792	1,837	1,756
Average Realized Price (net)[3,4]	$/oz	1,936	1,792	1,845	1,756
Cash Cost[3]	$/oz	982	575	904	651

[1] Note that the table above does not present comparative statistics for revenue, costs of good sold and related sales and cost metrics for the twelve month comparable period as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

[2] Revenue includes immaterial amounts from the sale of by-product silver and copper.

[3] Refer to the "Non-IFRS Performance Measure" section.

[4] Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

Operations Discussion

Gold Production and Sales

During Q4 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold at an average realized price (net)[1] of $1,936 per ounce. For the twelve months ended August 31, 2023, Buckreef Gold poured 20,759 ounces of gold and sold 20,864 ounces of gold at an average realized price (net)[1] of $1,845 per ounce. Gold ounces produced and sold reflected an increase relative to the prior year comparative periods mainly due to an increase in plant throughput following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023.

Mining

Total ore tonnes mined in Q4 2023 increased to 168 kt from 69 kt in the prior year period due to a higher mining rate following the successful commissioning of the expanded 1,000+ tpd processing plant during Q1 2023. Mining activity in Q4 2023 provided access to a higher proportion of ore tonnes combined with a lower proportion waste tonnes, contributing to an improved strip ratio in Q4 2023 (3.9 waste:ore tonnes) compared to the prior year period. During the first nine months of F2023 the Company expedited waste stripping to access a greater extent of ore, including higher grade blocks, and is expected to benefit production in F2024. For the twelve months ended August 31, 2023, total ore mined was 478 kt and total waste mined was 2,675 kt contributing to a strip ratio of 5.6 (waste:ore tonnes).

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste, and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $3.47 in Q4 2023 was lower than the prior year comparative period ($3.64) primarily due to a decrease in blasting cost (per tonne), as the Company had scheduled additional blasting activity in Q4 2022 (on a relative per tonne basis) to coincide with the commissioning of the 1,000+ tpd process plant. On a year to date basis, mining costs per tonne of $3.32 were higher than the prior year comparative period ($3.19 per tonne) primarily due to an expedited waste stripping campaign during the first nine months of F2023, combined with an increase in blasting activities (per tonne) as the Company accessed a greater extent of sulphide ore.

Processing

During Q4 2023 the 1,000+ tpd processing plant achieved the following statistics: (i) average throughput of 801 tpd; (ii) plant availability of 85%; and (iii) an average recovery rate of 88%. Average throughput in Q4 2023 was partially affected by a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4 during August 2023. A new spare motor was sourced and throughput levels of 1,000+ tpd resumed in late August 2023. For the twelve months ended August 31, 2023, the processing plant achieved the following statistics: (i) average throughput of 852 tpd; (ii) plant availability of 91%; and (iii) an average recovery rate of 90%. The full year processing plant statistics reflect the successful ramp-up and commissioning of the expanded 1,000+ tpd processing plant in November 2022.

For the three months ended August 31, 2023, processing costs per tonne of $25.76 were higher than the prior year comparative period (Q4 2022: $14.45 per tonne) predominantly due to higher power costs, unplanned maintenance, lower head grade, and the impact of lower processing plant throughput due to mill downtime (801 tpd vs 1,000+ tpd plant capacity) on overhead plant cost absorption. Higher power costs were mainly due to an increase in fuel expense, resulting from a higher proportion of diesel genset power usage than expected, due to inconsistent and unstable grid power availability, low voltage and load shedding from the TANESCO grid powerline during Q4 2023. This was combined with an increase in diesel prices from an average of $0.90/liter in 2022 to an average of $1.30/liter in 2023. Higher maintenance costs were mainly related to a 280-kilowatt motor breakdown for mill #4, which led to two weeks of downtime for mill #4, combined with an overhaul of the crushing circuit, including installation of a new cone crusher, vibrating screen, and mill reline. The plant maintenance and overhaul of the crushing circuit are expected to accommodate longer-term processing of sulphide ore and to de-risk the longer-term production profile.

For the twelve months ended August 31, 2023, processing costs per tonne of $21.81 were higher than the prior year comparative period (2022: $15.32) due to higher power costs, unplanned processing plant maintenance, lower head grade, and an increase in power utilization, fuel consumption, reagents and consumables associated with the first-fill of the expanded 1,000+ tpd processing facility which was commissioned during Q1 2023. Following commissioning of the expanded 2,000 tpd processing facility, it is expected that the higher processing plant throughput will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit processing cost per tonne in F2024.

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at August 31, 2023, the run-of-mine ("ROM") pad stockpile contained 272,109 tonnes at an average grade of 1.00 g/t with an estimated 8,742 ounces of contained gold. A further stockpile of crushed mill feed of 4,822 tonnes at 2.71 g/t containing an estimated 420 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $17.8 million using the London PM Fix gold price of $1,942 per ounce as at August 31, 2023. Since year-end August 31, 2022, the Company added to the ROM pad stockpile (3,444 ounces) but drew down 797 ounces on the crushed ore stockpile to support mill feed, particularly during the wet season in Q3 2023. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which included 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The Company reported 853 ounces of gold in circuit at August 31, 2023, which reflected an increase of 65 ounces from May 31, 2023 following gold elution and smelting activity during Q4 2023. The remaining stockpile and gold in circuit balance provides support for the Company to meet its production guidance in fiscal 2024. A summary of the ROM pad and crushed ore stockpile statistics are contained in Table 1 below:

Table: RoM Stockpile Summary (as at 31 August 2023)

Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	1,082	1,782	2.58	148
Medium Grade	58,727	105,503	1.32	4,490
Low Grade	96,810	164,824	0.77	4,104
Total (RoM)	156,619	272,109	1.00	8,742
Crushed Ore (COS)	3,294	4,822	2.71	420
Total	**159,913**	**276,931**	**1.03**	**9,162**

Figure 2: Buckreef Gold Mine Mineral Reserve Open Pit (Q4 2023)



Figure 3: 1,000+ tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills (Q3 2023)



Figure 4: Buckeef Gold Expanded 1,000+ tpd Processing Plant, showing installation of two new 360 tpd ball mills (Q1 2023)



Figure 5a: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q4 2023 – first lift)



Figure 5b: Buckreef Gold Tailings Storage Facility Expansion liner installation at TSF 2.2 (Q3 2023)



Figure 6: Google Earth Satellite Image of Buckreef Gold Infrastructure (July 3rd, 2023)



Note: Google Earth image retrieved on 13 November, 2023. Image can be retrieved by entering "Buckreef Gold" into the search engine on Google Earth.

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

- Announced in Q3 2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 meters @ 3.5 g/t including 3.0 meters @ 10.9 g/t from 47 meters from the Eastern Porphyry, and 2.94 meters grading at 13.74 g/t, from 43.00 meters in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

- Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

- Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

Buckreef Gold Exploration – Fourth Quarter and Year End 2023

In Q4 2023, the Company primarily focused on grade control drilling to support mining activity during the quarter. While there was limited exploration/resource development drilling in Q4 2023, during the twelve months ended August 31, 2023, the Company drilled 11,171 meters of exploration, infill, step-out and sterilization drilling, excluding grade control drilling.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 7. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During the twelve months ended August 31, 2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains 'open at depth and on strike,' and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

- Hole BMDD250 intersected **34.8 m grading @ 1.26 g/t Au** from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

- Hole BMDD275 intersected **16.5 m grading @ 2.01 g/t Au** from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

- **Extension of Buckreef Main Zone South by a further 200 meters**: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 8). In the latter the trend is aligned to several historical artisanal scale miner pits.

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef South Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Mst	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Mst	Shear zone with mild alteration
BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Mst	Shear zone with mild alteration
BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Mst	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Mst	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Mst	Shear zone with strong alteration
BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Mst	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Mst	Mineralised Shear zone with mild alteration
BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Mst	Mineralised shear zone with mild alteration
BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Mst	Mineralised shear zone with mild alteration
BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Mst	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56		
							54.0	57.7	3.7	1.73		
							77.0	81.0	4.0	0.5		
BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Mst	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47		
BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82		
							108.0	110.0	2.0	0.71	Mst	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52		
BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Mst	Shear zone with mild alteration
BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Mst	Shear zone with mild alteration
BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Mst	Shear zone with mild alteration
BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51		
							43.0	52.1	9.1	0.58		
							53.7	70.2	16.5	2.01	Mst	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.77		
							80.3	84.6	4.3	0.96		
BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65		
							83.0	89.3	6.3	1.00	Mst	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74		
BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13		
							48.0	51.0	3.0	0.63		
							140.6	142.0	1.4	2.72	Mst	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96		

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	
							70.00	73.82	3.82	3.10	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.
BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	
						Including	*27.00*	*30.00*	*3.00*	*10.96*		Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz,
							84.00	89.00	5.00	1.07	FP	Carbonate pyrite alterations.
BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric
BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein
AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9		
AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock
AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27		
AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Figure 7: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend



Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension



Larger Development Project – Preliminary Metallurgical Results, Ongoing Test Work and Preliminary Results of a Bulk Sample

The Company continues to work on its mid-to-long-term larger development project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

- Hole BMMT015 intersected **28.0 m grading @ 10.68 g/t Au** from 0 m;

- Hole BMMT020 intersected **123.0 m grading @ 2.69 g/t Au** from 3 m;

- Hole BMMT009 intersected **121.0 m grading @ 2.96 g/t Au** from 3 m;

- Hole BMMT022 intersected **106.0 m grading @ 4.19 g/t Au** from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

- Hole BMMT021 intersected **90.0 m grading @ 1.56 g/t Au** from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 9.

Figure 9: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights



Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)				
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone
BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone
BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone
BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone
BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining
BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration
BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration
BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration
BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining
BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration
BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining
BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration
BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone
BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration
BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration
BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration
BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration
BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz	
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

As part of the metallurgical variability study, using core from the 19 hole drill program (18 sampled), the Company plans to assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions. During Q2 2023, the Company, working with Ausenco, identified a metallurgical laboratory of good renown to complete this work which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve. The samples were dispatched to SGS South Africa for the metallurgical test work.

The samples are being analyzed for:

- Overall gold recoveries;
- Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
- Any pregnant solution robbing or refractory mineralogy;
- Acid Mine Drainage (if any) characteristics; and
- Dry stack tailings characteristics.

Preliminary Bulk Sample Results

During the period May 3rd to May 13th 2023, Buckreef Gold took advantage of adverse wet weather conditions impacting the mine schedule to pivot and process over 6,615 tonnes of fresh (sulphide) ore through the existing processing circuit. The fresh (sulphide) ore performed as expected per the SGS metallurgical study reported previously on December 12, 2023. The results are preliminary, and indicative that the mine can successfully process both oxide and sulphide ore through its existing processing plant circuit.

Highlights include:

- 88.7% gold recovery on fresh (sulphide) mill feed. Early indications are that fresh (sulphide) ore can successfully be processed through existing processing circuit. This is consistent with results from the SGS preliminary study which indicated an 88% gold recovery on a crush – grind – CIL circuit;
- At a throughput rate of 33.4 tonnes per hour the grinding circuit achieved 80.4% passing 75 microns
- Approximately 6,615 tonnes of fresh ore processed during the 11-day test period of 3rd May to 13th May 2023;
- Encouraged by these results to date, the Company will continue to refine the processing circuit in the belief that higher gold recoveries can be achieved.

Geotechnical Analysis Field Work

SGSC – Terrane Geoscience was awarded the geotechnical analysis work for the deeper pit design. Field work included a drilling program that constituted 5 holes for 1,571 meters. Associated detailed field work involving packer tests, downhole televiewer, co-axial rock strength testing and standard geotechnical logging of the footwall and hanging wall lithologies has been completed and analysis of results continues. Selected samples have been sent to a geomechanical laboratory in Canada for further analysis. The results of this work will be instrumental in determining pit slope angles for the ultimate pit.

Financial Highlights – Fourth Quarter and Year End 2023

For the three months ended August 31, 2023, Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold at an average realized price (net)[1] of $1,936 per ounce. The Company recognized revenue of $9.2 million for the three months ended August 31, 2023.

Cost of sales, which includes production costs, royalties and depreciation, was $5.1 million generating a gross profit of $4.1 million or 44% during Q4 2023. After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded net income of $2.3 million for Q4 2023.

Q4 2023 ounces sold (4,796 ounces) generated positive operating cash flow of $2.7 million in Q4 2023. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger development project.

At August 31, 2023, the Company had a cash balance of $7.6 million and working capital of $4.5 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

For the twelve months ended August 31, 2023, Buckreef Gold produced and sold 20,759 and 20,864 ounces of gold, respectively. The Company recognized revenue of $38.3 million and cost of sales was $20.1 million generating a gross profit of $18.2 million or 47%. For the twelve months ended August 31, 2023, the Company recorded net income of $7.0 million and generated positive operating cash flow of $17.3 million which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended August 31, 2023, the Company incurred a total of $3.1 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including construction of a significantly expanded TSF ($1.7M), final payment on four new gensets with cabling to replace existing rental units ($0.5M), final payment on a new 1,000 tpd ball mill related to the processing plant expansion to 2,000 tpd ($0.4M), purchase of a cone crusher to improve crushing efficiency ($0.2M), study costs related to the larger development project ($0.4M), and capitalized pre-stripping mine development activity with FEMA to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in F2024.

For the twelve months ended August 31, 2023, the Company incurred a total of $17.8 million in cash capital expenditures, mainly related to the list of items above combined with expenditures related to final commissioning of the 1,000+ tpd processing plant in November 2022, and one-time expenditures related to final road realignment around the Special Mining License which is expected to enable full life of mine access to the Main Zone.

Selected Financial Information

The following information has been extracted from the Company's audited consolidated financial statements for the three and twelve months ended August 31, 2023 prepared in accordance with IFRS.

$(000's)	As at and for the three months ended August 31, 2023	As at and for the twelve months ended August 31, 2023	As at and for the three months ended August 31, 2022	As at and for the twelve months ended August 31, 2022
Net income (loss) and comprehensive income (loss) attributable to shareholders	1,401	2,250	(4,207)	(6,216)
Basic income (loss) per share	0.01	0.01	(0.02)	(0.02)
Diluted income (loss) per share	0.01	0.01	(0.02)	(0.02)
Total assets	84,200	84,200	71,845	71,845
Total long term financial liabilities	5,334	5,334	3,436	3,436

Financial Results

Three months ended August 31, 2023

	Three months ended August 31,	
	2023	2022
Revenue	$ 9,187	$ 6,028
Cost of sales	(5,105)	(1,885)
Gross profit	4,082	4,143
General and administrative expense	(2,122)	(2,750)
Change in fair value of derivative financial instruments	1,635	(3,443)
Foreign exchange	1	(80)
Interest, net and other expense	(339)	(43)
Income tax expense	(948)	(177)
Net income (loss) and comprehensive income (loss)	$ 2,309	$ (2,350)
Net income and comprehensive income attributable to non-controlling interests	908	1,857
Net income (loss) and comprehensive income (loss) attributable to shareholders	1,401	(4,207)

Revenue

For the three months ended August 31, 2023, the Company recognized revenue of $9.2 million (Q4 2022: $6.0 million). The increase in revenue compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022. During the period, the Company sold 4,796 ounces of gold (Q4 2022: 3,363 ounces) at an average realized price (net)[1] of $1,936 per ounce (Q4 2022: $1,792 per ounce).

Cost of sales

Cost of sales for the three months ended August 31, 2023 was $5.1 million (Q4 2022: $1.9 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

In connection with the successful processing plant expansion which resulted in higher plant throughput and gold production, the Company changed the method of estimating the cost of its ore stockpiles effective September 1, 2022. The updated methodology estimates the cost of ore stockpiles based on estimated recoverable ounces of gold in ore stockpiles whereby the previous methodology was based on tonnes of ore in stockpiles. The net result is that higher costs are attached to higher grade ore and consequently, higher costs are charged to the statements of comprehensive income/(loss) during periods that higher grade ore is processed and sold (and vice versa). The Company believes this methodology better matches revenue and expenses and has been applied prospectively from September 1, 2022.

For the three months ended August 31, 2023, the Company recorded production costs of $4.0 million (Q4 2022: $1.5 million) and royalties of $0.7 million (Q4 2022: $0.4 million) based on a 7.3% statutory royalty rate in Tanzania. The increase in cost of sales, including production costs and royalties, compared to the prior year comparative period is primarily related to higher ounces of gold produced and sold following commencement of the 1,000+ tpd processing plant which was commissioned in November 2022.

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the three months ended August 31, 2023, the Company recorded depreciation of $0.4 million (Q4 2022: $nil).

General and administrative expense

During the three months ended August 31, 2023, the Company recorded general and administrative expense of $2.1 million compared to $2.8 million for the prior year period. The variance compared to the prior year period was mainly due a decrease in share based expense as a result of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the three months ended August 31, 2023, the Company recorded a gain on change in fair value of derivative financial instruments of $1.6 million compared to a loss of $3.4 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities (valued using the Black Scholes option pricing model) and was principally due to the quarterly decrease in the Company's share price (Q4 2023: $0.39, Q3 2023: $0.46).

Interest and other expense

During the three months ended August 31, 2023, the Company recorded interest and other expense of $0.3 million compared to $nil in the prior year period. The increase is primarily related to accretion of the provision for reclamation recorded during Q4 2023 as well as tax related fees and advisory services recorded in Tanzania recorded during the quarter.

Income tax expense

Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2023, the Company recorded net income at Buckreef Gold and recognized income tax expense of $0.9 million (Q4 2022: $0.2 million), comprised of a current income tax expense of $0.2 million (Q4 2022: $0.2 million) and deferred income tax expense of $0.7 million (Q4 2022: $nil) based on current Tanzanian statutory tax rates.

Net income and comprehensive income

The Company reported net income for the three month period ended August 31, 2023 of $2.3 million ($1.4 million net income attributable to shareholders, basic and diluted earnings per share of $0.00) compared to a net loss of $2.4 million in the prior year period ($4.2 million net loss attributable to shareholders, basic and diluted loss per share of $0.02).The increase in net income compared to the prior year comparative period is primarily due to a gain on change in fair value of derivative financial instruments of $1.6 million (Q4 2022: $3.4 million loss) due to an decrease in the Company's share price, and a decrease in in general and administrative expense (Q4 2023: $2.1 million, Q4 2022: $2.8 million) due a decrease in share based expense as a result of vesting of equity based compensation for certain key management personnel.

Twelve months ended August 31, 2023

		Twelve months ended August 31,	
		2023	2022
Revenue	$	**38,320** $	15,094
Cost of sales		**(20,126)**	(5,715)
Gross profit		**18,194**	9,379
General and administrative expense		**(7,628)**	(8,920)
Change in fair value of derivative financial instruments		**3,305**	(2,035)
Foreign exchange		**212**	167
Interest and other expense		**(1,707)**	(477)
Income tax expense		**(5,331)**	(436)
Net income (loss) and comprehensive income (loss)	$	**7,045** $	(2,322)
Net income and comprehensive income attributable to non-controlling interests		**4,795**	3,894
Net income (loss) and comprehensive income (loss) attributable to shareholders		**2,250**	(6,216)

Revenue

For the twelve months ended August 31, 2023, the Company recognized revenue of $38.3 million (2022: $15.1 million). The financial statements for the comparable prior year period only present revenue, cost of sales and gross profit from December 1, 2021 to August 31, 2022 as Buckreef Gold early adopted amendments to International Accounting Standards ("IAS") 16, Property, Plant and Equipment, as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. The increase in revenue compared to the prior year comparative period is primarily related to higher gold production and ounces of gold sold following final commissioning of the 1,000+ tpd processing plant in November 2022. During the period, the Company sold 20,864 ounces of gold (2022: 8,598 ounces) at an average realized price (net)[1] of $1,845 per ounce (2022: $1,756 per ounce).

Cost of sales

Cost of sales for the twelve months ended August 31, 2023 was $20.1 million (2022: $5.7 million) and is comprised of production costs (including mining, processing and site general and administrative costs) of $16.1 million (2022: $4.5 million), royalties of $2.8 million (2022: $1.1 million) based on a 7.3% statutory rate in Tanzania and depreciation. The increase in cost of sales, including production costs and royalties, compared to the prior year comparative period is primarily related to commencement of the 1,000+ tpd processing plant which was commissioned in November 2022.

Following commercial production declaration of the 1,000+ tpd plant in November 2022, the Company ceased capitalization of mine development costs and commenced depreciation of capitalized mine development costs. For the twelve months ended August 31, 2023, the Company recorded depreciation of $1.3 million (2022: $0.1 million).

As noted above, the prior year comparable period only presents cost of sales from December 1, 2021 to August 31, 2022 as Buckreef Gold early adopted amendments to IAS 16 as disclosed in the three and six months ended February 28, 2022 financial statements. Prior to that date, costs were capitalized to exploration and evaluation assets and expenditures.

General and administrative expense

During the twelve months ended August 31, 2023, the Company recorded general and administrative expense of $7.6 million compared to $8.9 million for the previous year comparable period. The decrease was mainly due to a reduction in share based expense as a result of vesting of equity based compensation for certain key management personnel, a decrease in insurance premiums, lower severance related expenses following personnel changes made during Q2 2022, and reclassification of certain costs incurred related to Buckreef Gold's operating activities. Following adoption of amendments to IAS 16, Property, Plant and Equipment, during the year ended August 31, 2022, certain costs that were historically recorded in general and administration expense, were recorded in cost of sales.

Change in fair value of derivative financial instruments

During the twelve months ended August 31, 2023, the Company recorded a gain on derivative financial instruments of $3.3 million compared to a loss of $2.0 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities (valued using the Black Scholes option pricing model), and was principally due to a decrease in the Company's share price (Q4 2023: $0.39, Q4 2022: $0.48).

Interest and other expense

During the twelve months ended August 31, 2023, the Company recorded interest and other expense of $1.7 million compared to $0.5 million in the prior year comparative period. The increase is primarily related to tax adjustments related to a 2012 – 2020 tax assessment in Tanzania that was issued during Q2 2023 and due to tax related fees and advisory services in Tanzania that was recorded during Q3 and Q4 2023.

Income tax expense

Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2023, the Company recorded net income at Buckreef Gold and recognized income tax expense of $5.3 million (2022: $0.4 million), comprised of a current income tax expense of $1.0 million (2022: $0.4 million) and deferred income tax expense of $4.3 million (2022: $nil) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported net income for the twelve month period ended August 31, 2023 of $7.0 million ($2.3 million net income attributable to shareholders, basic and diluted earnings per share of $0.01), compared to a net loss of $2.3 million in the prior year period ($6.2 million net loss attributable to shareholders, basic and diluted loss per share of $0.02). The increase in net income is primarily the result of an increase in gross profit of $18.2 million (2022: $9.4 million) following an increase in revenue of $38.3 million (2022: $15.1 million) and cost of sales of $20.1 million (2022: $5.7 million) during the twelve months ended August 31, 2023. This, combined with a gain on change in fair value of derivative financial instruments of $3.3 million (2022: $2.0 million loss) due to a decrease in the Company's share price, a decrease in general and administrative expense (2023: $7.6 million, 2022: $8.9 million) due to a reduction in share based expense as a result of vesting of equity based compensation for certain key management personnel, lower insurance premiums and lower severance related expense, was partially offset by an increase in interest and other expenses of $1.7 million (2022:$0.5 million) and an increase in income tax expense of $5.3 million (2022: $0.4 million) following recognition of net income at Buckreef Gold.

Summary of Quarterly Results

($(000's), except per share amounts) US$ unless otherwise stated	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Net income (loss) and comprehensive income (loss)	2,309	(374)	(50)	5,160	(2,350)	3,188	(1,002)	(2,158)
Net income (loss) and comprehensive (income) loss attributable to:								
Non-controlling interests	908	890	1,349	1,648	1,857	1,217	956	(136)
Common shareholders	1,401	(1,264)	(1,399)	3,512	(4,207)	1,971	(1,958)	(2,022)
Net income (loss) and comprehensive income (loss)	2,309	(374)	(50)	5,160	(2,350)	3,188	(1,002)	(2,158)

During the three months ended August 31, 2023, the Company reported net income of $2.3 million ($1.4 million net income attributable to shareholders), compared to a net loss of $0.4 million ($1.3 million net loss attributable to shareholders) in the prior quarter (Q3 2023). The increase in net income compared to the prior quarter is primarily due to a gain on change in fair value of derivative financial instruments of $1.6 million (Q3 2023: $0.7 million loss) due to a decrease in the Company's share price.

Liquidity and Capital Resources

At August 31, 2023 the Company had $7.6 million of cash (August 31, 2022 - $8.5 million) and working capital of $4.5 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash) (August 31, 2022 - $7.3 million).

The decrease in cash of $0.9 million over August 31, 2022 was primarily due to an increase in capital investment in infrastructure and development for Buckreef Gold (2023: $17.8 million), predominantly offset by an increase in operating cash flow (2023: $17.3 million). During Q4 2023, the Company poured 4,965 ounces of gold (Q4 2022: 3,619) and sold 4,796 ounces of gold (Q4 2022: 3,363), which contributed to positive operating cash flow of $2.7 million during Q4 2023 (Q4 2022: $2.4 million). For the twelve months ended August 31, 2023, the Company produced and sold 20,759 and 20,864 ounces of gold, respectively (2022: 8,874 and 8,598 ounces, respectively) generating operating cash flow of $17.3 million (2022: $3.0 million). The increase in operating cash flow was partially offset by an increase in capital expenditures related to the final commissioning of the expanded 1,000+ tpd processing plant, expenditures related to the processing plant expansion to 2,000 tpd, capitalized pre-stripping mine development, expenditures related to final road realignment around the Special Mining License, construction of a significantly expanded TSF, development drilling related to the diamond drill program with STAMICO, study costs related to the larger development project and the purchase of four new gensets to replace rental units.

To help supplement the Company's liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company announced that its operating subsidiary, Buckreef Gold, entered into a pre-paid gold purchase agreement with a contract price totaling US$5.0 million with OCIM. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold's option. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over four quarters. Subsequent to year end, the Company drew an additional $1.5 million from the second tranche of the Agreement.

During Q3 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totaling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounces respectively. During the year ended August 31, 2023, gold zero-cost collar contracts for a total of 9,000 gold ounces expired unexercised. As at August 31, 2023, there were no gold zero-cost collar contracts outstanding.

During Q3 2023, the Company announced that it entered into an At The Market Offering Agreement ("ATM") with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC ("Lincoln Park"). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. During Q3 2023, the Company made one sale totaling 200,000 of its common shares to Lincoln Park for total proceeds of $110,000.

As of August 31, 2023, the Company has accumulated losses of $121.4 million since inception (August 31, 2022: $123.7 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2023 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 18 of the Consolidated Financial Statements for the year ended August 31, 2023.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units ("PSUs") (collectively, the "Omnibus Plan Awards"), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR+ on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 3 "Significant Accounting Policies" and Note 4 "Significant Accounting Judgments, Estimates and Assumptions" of the Company's Consolidated Financial Statements for the year ended August 31, 2023.

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers' reports and filings.

	Three Months Ended August 31, 2023	Three Months Ended August 31, 2022	Twelve Months Ended August 31, 2023	Twelve Months Ended August 31, 2022
Revenue per financial statements	$ 9,187	$ 6,028	$ 38,320	$ 15,094
Revenue recognized from OCIM prepaid gold purchase agreement	(742)	-	(2,227)	-
Revenue from gold spot sales	8,445	6,028	36,093	15,094
Ounces of gold sold[1]	4,796	3,363	20,864	8,598
Ounces of gold sold from OCIM prepaid gold purchase agreement	(434)	-	(1,301)	-
Ounces from gold spot sales[1]	4,362	3,363	19,563	8,598
Average realized price (gross)	**$ 1,916**	**$ 1,792**	**$ 1,837**	**$ 1,756**
Average realized price net OCIM prepaid gold purchase agreement	**$ 1,936**	**$ 1,792**	**$ 1,845**	**$ 1,756**

[1] Note that the ounces of gold sold for the Twelve Months Ended August 31, 2022 does not include 390 ounces as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers' reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2023.

	Three Months Ended August 31, 2023	Three Months Ended August 31, 2022	Twelve Months Ended August 31, 2023	Twelve Months Ended August 31, 2022
Cost of sales per financial statements	$ 5,105	$ 1,885	$ 20,126	$ 5,715
Less: Depreciation	$ (396)	$ 50	$ (1,259)	$ (122)
Total cash cost	$ 4,709	$ 1,935	$ 18,867	$ 5,593
Ounces of gold sold[1]	4,796	3,363	20,864	8,598
Cash cost per ounce of gold sold	**$ 982**	**$ 575**	**$ 904**	**$ 651**

[1] Note that the ounces of gold sold for the Twelve Months Ended August 31, 2022 does not include 390 ounces as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers' reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

- Change in fair value of derivative financial instruments;
- Accretion related to the provision for reclamation;
- Share-based compensation expense; and
- Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2023.

	Three Months Ended August 31, 2023	Three Months Ended August 31, 2022	Twelve Months Ended August 31, 2023	Twelve Months Ended August 31, 2022
Net (loss) income and comprehensive (loss) income per financial statements	2,309	(2,350)	7,045	(2,322)
Add:				
Depreciation	396	(50)	1,259	122
Interest and other non-recurring expenses	240	43	859	477
Income tax expense	948	177	5,331	436
Change in fair value of derivative financial instruments	(1,635)	3,443	(3,305)	2,035
Share-based payment expense	562	988	2,501	3,113
Adjusted EBITDA	**2,820**	**2,251**	**13,690**	**3,861**

The Company has included "average realized price per ounce of gold sold", "cash cost per ounce of gold sold" and "Adjusted EBITDA" as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company's operational performance. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at August 31, 2023, there were 277,625,317 common shares outstanding, 38,968,037 share purchase warrants outstanding, 2,184,541 RSUs outstanding, nil PSUs/DSUs outstanding, and 15,436,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company's Form 40-F Annual Report for the year ended August 31, 2023 filed with the SEC on November 29, 2023 and on SEDAR+ as the Company's Annual Information Form on November 29, 2023.

Internal Control Over Financial Reporting ("ICFR")

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have conducted an evaluation of the design and effectiveness of the Company's ICFR as of August 31, 2023. In making this assessment, the Company's management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2023 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company's key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

- Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company's internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services provider within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.

- The Company implemented a new enterprise resource planning ("ERP") system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

- Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company's operating subsidiary, with several internal personnel changes, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company's financial reporting close process.

- Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company's intention to remediate the material weakness and has engaged a third-party service provider to assist in the review, evaluation and testing of the Company's controls and procedures in a timely manner over the course of F2024.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol "TNX" and also listed on the NYSE American trading under the symbol "TRX". Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company's website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this year end MD&A. A copy of this year end MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

Endnotes

[1] Refer to "Non-IFRS Performance Measures" section.

[2] Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.



TRX Gold Corporation
Audited Consolidated Financial Statements

For the years ended
August 31, 2023 and 2022

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of TRX Gold Corporation (the "Company") were prepared by management in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in *Note 3* to the consolidated financial statements.

Management has established processes, which are in place to provide them with sufficient knowledge to support management representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the year presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition and results of operations of the Company, as of the date of and for the year presented by the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process. The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Stephen Mullowney"   *"Michael P. Leonard"*

Stephen Mullowney   Michael P. Leonard

Chief Executive Officer   Chief Financial Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have conducted an evaluation of the design and effectiveness of the Company's ICFR as of August 31, 2023. In making this assessment, the Company's management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2023 due to the following material weaknesses: *(i)* the Company had not implemented and tested all of the Company's key controls, including information technology general controls, ICFR and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2023. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the matters.

During the year ended August 31, 2023, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

- Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company continued to develop a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company's internal control environment. The Company also continued to develop narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party information technology services providers within all key business cycles. Management has been implementing the newly designed internal control framework, conducting testing to ensure implemented controls are operating as intended, and is remediating any identified control gaps.

- The Company implemented a new enterprise resource planning ("ERP") system during the year ended August 31, 2023 across the entire group to help automate certain reconciliations and manual processes and to increase the efficiency and accuracy of the financial statement preparation and review process. The ERP also reduced the risk of manual spreadsheet errors and formalized procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

- Continued to build an experienced finance team at Buckreef Gold Company Limited, the Company's operating subsidiary, including a new site Finance Superintendent and additional headcount to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company's financial reporting close process.

- Continued focus related to preparation of formal accounting memorandums and accounting models to support conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

During the year ended August 31, 2023, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified. However, as at August 31, 2023, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company's intention to remediate the material weakness by engaging a third-party service provider to assist in the review, evaluation and testing of the Company's controls and procedures in a timely manner over the course of fiscal 2024.



DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TRX Gold Corporation (the "Company") as of August 31, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2023, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Vancouver

1500 – 1140 West Pender St.
Vancouver, BC V6E 4G1
604.687.4747

Surrey

200 – 1688 152 St.
Surrey, BC V4A 4N2
604.531.1154

Tri-Cities

700 – 2755 Lougheed Hwy
Port Coquitlam, BC V3B 5Y9
604.941.8266

Victoria

320 – 730 View St.
Victoria, BC V8W 3Y7
250.800.4694

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT
Assessment of whether the presence of indicators of impairment exist – Mineral Property, Plant and Equipment – Refer to Note 8 to the financial statements The Company's determination of whether or not an indicator of impairment exists at the cash generating unit ("CGU") level requires significant management judgment. Estimates of gold price forecasts, discount rates, estimated future costs of production, the amount of recoverable resources and exploration potential and adverse current economic conditions can result in a write-down of the carrying amounts of the Company's mineral property, plant and equipment. While there are several factors that are required to determine whether or not an indicator of impairment exists, the judgments with the highest degree of subjectivity are changes in gold price forecasts and discount rates. Auditing these estimates and factors required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.	Our audit procedures related to the future commodity prices (gold), forecast production output (gold), and the changes in market conditions in accessing indicators of impairment included the following, amongst others: - Evaluated the effectiveness of the Company's controls over management's assessment of indicators of impairment - Assessed the Company's identification of significant events or changes in circumstances that have occurred indicating the underlying CGU may not be recoverable - Discussed with management the future business plans for the CGU - Ensured key assumptions were consistent with evidence obtained in other areas of the audit

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2016
Vancouver, Canada
November 29, 2023



DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

dmcl.ca

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of TRX Gold Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TRX Gold Corporation and subsidiaries (the "Company"), as of August 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States), the consolidated financial statements as of and for the year ended August 31, 2023 of the Company and our report dated November 29, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Vancouver

1500 - 1140 West Pender St.
Vancouver, BC V6E 4G1
604.687.4747

Surrey

200 - 1688 152 St.
Surrey, BC V4A 4N2
604.531.1154

Tri-Cities

700 - 2755 Lougheed Hwy
Port Coquitlam, BC V3B 5Y9
604.941.8266

Victoria

320 - 730 View St.
Victoria, BC V8W 3Y7
250.800.4694

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management identified a material weakness in the Company's overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected five components of the internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring).

Management did not design and maintain effective controls over the following, which is a material weakness:

   (a)   The Company had not implemented and tested all of the Company's key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended August 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS

Vancouver, Canada
November 29, 2023

TRX Gold Corporation
Consolidated Statements of Financial Position
(Expressed in Thousands of US Dollars)

	Note	August 31, 2023	August 31, 2022 (Note 2)
Assets			
Current assets			
Cash		$ 7,629	$ 8,476
Amounts receivable	5	3,140	2,540
Prepayments and other assets	6	1,463	1,206
Inventories	7	4,961	3,630
Total current assets		17,193	15,852
Other long-term assets	5	2,948	4,359
Mineral property, plant and equipment	8	64,059	51,634
Total assets		$ 84,200	$ 71,845
Liabilities			
Current liabilities			
Amounts payable and accrued liabilities	18	$ 11,571	$ 7,920
Withholding tax payable		-	181
Income tax payable		1,081	436
Current portion of deferred revenue	10	1,549	1,864
Current portion of lease liabilities		65	-
Derivative financial instrument liabilities	11	3,544	6,849
Total current liabilities		17,810	17,250
Lease liabilities		36	-
Deferred revenue	10	178	621
Deferred income tax liability	9	4,287	-
Provision for reclamation	12	833	2,815
Total liabilities		23,144	20,686
Equity			
Share capital	14	164,816	163,946
Share-based payments reserve	15	8,807	6,825
Warrants reserve	16	1,700	1,700
Accumulated deficit		(121,423)	(123,673)
Equity attributable to shareholders		53,900	48,798
Non-controlling interest	17	7,156	2,361
Total equity		61,056	51,159
Total equity and liabilities		$ 84,200	$ 71,845

Approved by the Board of Directors, original signed by:

Stephen Mullowney, Chief Executive Officer   Michael P. Leonard, Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Thousands of US Dollars, except per share amounts)

	Note		2023		2022 (Note 2)
			For the year ended August 31,		
Revenue	22	$	**38,320**	$	15,094
Cost of sales					
Production costs			**(16,057)**		(4,471)
Royalty			**(2,810)**		(1,122)
Depreciation			**(1,259)**		(122)
Total cost of sales			**(20,126)**		(5,715)
Gross profit			**18,194**		9,379
General and administrative expenses	19		**(7,628)**		(8,920)
Change in fair value of derivative financial instruments	11		**3,305**		(2,035)
Foreign exchange gains			**212**		167
Interest and other expenses			**(1,707)**		(477)
Income (loss) before tax			**12,376**		(1,886)
Income tax expense	9		**(5,331)**		(436)
Net income (loss) and comprehensive income (loss)		$	**7,045**	$	(2,322)
Net income (loss) and comprehensive income (loss) attributable to:					
Shareholders	13	$	**2,250**	$	(6,216)
Non-controlling interest			**4,795**		3,894
Net income (loss) and comprehensive income (loss)		$	**7,045**	$	(2,322)
Earnings (loss) per share attributable to shareholders					
Basic and diluted earnings (loss) per share	13	$	**0.01**	$	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Consolidated Statements of Changes in Equity
(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves					
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interests	Total equity
Balance at August 31, 2021	**254,870,556**	**$ 158,129**	**$ 5,680**	**$ 1,606**	**$ (117,457)**	**$ 47,958**	**$ (1,533)**	**$ 46,425**
Shares issued for settlement of debts *(Note 14)*	165,889	98	-	-	-	98	-	98
Shares issued for financing *(Note 14)*	909,901	373	-	-	-	373	-	373
Shares issued for cash, net of share issuance costs *(Note 14)*	17,948,718	3,867	-	-	-	3,867	-	3,867
Stock options exercised *(Note 15)*	450,000	258	(111)	-	-	147	-	147
Shares issued for share-based payments *(Note 15)*	1,801,120	1,221	(1,221)	-	-	-	-	-
Witholding tax impact on share-based compensation payments	-	-	(636)	-	-	(636)	-	(636)
Warrants issued *(Note 16)*	-	-	-	94	-	94	-	94
Share-based compensation expense *(Note 15)*	-	-	3,113	-	-	3,113	-	3,113
Net loss for the year	-	-	-	-	(6,216)	(6,216)	3,894	(2,322)
Balance at August 31, 2022	**276,146,184**	**$ 163,946**	**$ 6,825**	**$ 1,700**	**$ (123,673)**	**$ 48,798**	**$ 2,361**	**$ 51,159**
Shares issued for share-based payments *(Note 15)*	1,123,514	675	(679)	-	-	(4)	-	(4)
Share-based compensation expense *(Note 15)*	-	-	2,697	-	-	2,697	-	2,697
Witholding tax impact on restricted share units ("RSUs")	-	-	54	-	-	54	-	54
Shares issued for cash, net of share issuance costs *(Note 14)*	200,000	105	-	-	-	105	-	105
Shares issued for cashless exercise of options *(Note 15)*	155,619	90	(90)	-	-	-	-	-
Net income for the year	-	-	-	-	2,250	2,250	4,795	7,045
Balance at August 31, 2023	**277,625,317**	**$ 164,816**	**$ 8,807**	**$ 1,700**	**$ (121,423)**	**$ 53,900**	**$ 7,156**	**$ 61,056**

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in Thousands of US Dollars)

	Note	2023	2022
		For the year ended August 31,	
Operating			
Net income (loss)		$ 7,045	$ (2,322)
Adjustments for items not involving cash:			
Non-cash items	24	**4,971**	8,207
Non-cash cost of shares issuance		**-**	565
Changes in non-cash working capital:			
Increase in amounts receivable		**(48)**	(2,080)
Increase in inventories		**(868)**	(2,157)
Increase in prepaid and other assets		**(96)**	(874)
Increase in amounts payable and accrued liabilities		**5,340**	1,180
Increase in income tax payable		**983**	436
Cash provided by operating activities		$ **17,327**	$ 2,955
Investing			
Exploration and evaluation assets and expenditures		$ **(1,864)**	$ 229
Proceeds from gold sales pre-adoption of amendments to IAS 16		**-**	535
Purchase of mineral property, plant and equipment		**(15,923)**	(12,694)
Increase in other long-term assets		**(85)**	(1,938)
Cash used in investing activities		$ **(17,872)**	$ (13,868)
Financing			
Proceeds from issuance of shares and warrants		$ **110**	$ 7,147
Issuance costs paid		**(170)**	(750)
Withholding taxes on settlement of share-based compensation payments		**(127)**	(455)
Lease payments		**(115)**	-
Cash (used in) provided by financing activities		$ **(302)**	$ 5,942
Net decrease in cash		$ **(847)**	$ (4,971)
Cash at beginning of the period		**8,476**	13,447
Cash at end of the period		$ **7,629**	$ 8,476
Income taxes paid in cash		$ **62**	$ -

The accompanying notes are an integral part of these consolidated financial statements.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

1. Nature of operations

TRX Gold Corporation ("TRX Gold" or the "Company") was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company's principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania ("Tanzania"). On November 1, 2022, the Company declared commercial production on the 1,000+ tonne per day ("tpd") process plant at its Buckreef Gold Project ("Buckreef") in Tanzania.

The Company's registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company's principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company's common shares are listed on the Toronto Stock Exchange in Canada (TSX: TNX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2. Basis of preparation

a) Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were approved by the Board of Directors of the Company on November 29, 2023.

b) Basis of presentation and measurement

All amounts in these consolidated financial statements are presented in United States dollars and rounded to the nearest thousand unless otherwise stated. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars. These consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 21.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

c) **Comparative figures**

Certain comparative amounts have been restated to conform to current period's presentation.

The reclassification in presentation resulted in the following impact on the Consolidated Statement of Income (Loss) Comprehensive Income (Loss) for the year ended August 31, 2022:

Year ended August 31, 2022:

	Reported at August 31, 2022	Reclassification	Restated at August 31, 2022
Financial instrument related cost and other	(2,328)	2,328	-
Loss on derivative financial instruments	-	(2,035)	**(2,035)**
Reclamation expense	(134)	134	-
Loss on disposal of assets	(36)	36	-
Interest and other expenses	(14)	(463)	**(477)**
Net loss and comprehensive loss	$ (2,322)	$ -	$ **(2,322)**

The reclassification in presentation resulted in the following impact on the Consolidated Statement of Financial Position as at August 31, 2022:

	Reported at August 31, 2022	Reclassification	Restated at August 31, 2022
Amounts receivable	$ 40	$ 2,500	$ **2,540**
Other receivables	2,500	(2,500)	-

3. **Significant accounting policies**

a) **Basis of consolidation**

The consolidated financial statements are prepared by consolidating the financial statements of the Company and its subsidiaries as defined in IFRS 10, *Consolidated Financial Statements*. The consolidated financial statements include the information and results of each subsidiary from the date on which the Company obtains control and until such time as the Company ceases to control such entity. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The material subsidiaries whose financial information is consolidated in these financial statements of the Company include:

	Country of incorporation	Ownership interest as at August 31, 2023	2022
TRX Gold Tanzania Limited	Tanzania	**100%**	100%
Tancan Mining Co. Limited	Tanzania	**100%**	100%
Buckreef Gold Company Ltd.	Tanzania	**55%**	55%

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

In preparing the consolidated financial statements, all inter-company balances and transactions between entities in the group, including any unrealized profits or losses, have been eliminated.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity therein. Non-controlling interests consist of the fair value of net assets acquired at the date of the original business combination and the non-controlling interests' share of changes in equity since the date of the business combination. Total comprehensive profit or loss is attributed to non-controlling interests even if this results in non-controlling interests having a deficit balance.

b) Functional and presentation currency

The functional currency of each of the Company's entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of all entities within the group is the USD, which is also the Company's presentation currency.

Foreign currency transactions are translated into the functional currency at exchange rates prevailing at the transaction date. Foreign currency monetary items are translated at period-end exchange rates. Differences arising on settlement of foreign currency transactions or translation of monetary items are recognized in profit or loss.

Non-monetary items measured at historical cost continued to be carried at the exchange rates at the dates of the transactions. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value is determined. Differences arising on translation of non-monetary items are treated in line with the recognition of the change in fair value of such an item.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

d) Inventories

Inventories include ore stockpile, gold in-circuit, gold doré and supplies inventory. The value of production inventories includes direct production costs, mine-site overheads, depreciation on property, plant and equipment used in the production process, and depreciation of capitalized stripping costs and mineral properties, incurred to bring the inventory to their current point in the processing cycle. General and administrative costs not related to production are excluded from inventories. Inventories are carried at the lower of cost and net realizable value ("NRV"). NRV is determined with reference to estimated selling prices, less estimated costs of completion and selling costs. If carrying value exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exists.

- Ore stockpile represents unprocessed ore that has been mined and is available for future processing. Ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile through physical surveys, assay data and an estimated metallurgical recovery rate. Costs are added to ore stockpile based on current mining costs and are removed at the average costs per ounce of gold in the stockpile.

  In connection with the successful processing plant expansion which resulted in higher plant throughput and gold production, the Company changed the method of estimating the cost of its ore stockpiles effective September 1, 2022. The updated methodology estimates the cost of ore stockpiles based on estimated recoverable ounces of gold in ore stockpiles whereby the previous methodology was based on tonnes of ore in stockpiles. The Company believes this methodology better matches revenue and expenses and has been applied prospectively.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

- Gold in-circuit represents material that is currently being processed to extract the gold into a saleable form. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process. Gold in-circuit is carried at the average of the beginning inventory and the costs of ore material fed into the processing stream plus in-circuit conversion costs.

- Gold doré represents saleable gold in the form of doré bars that have been poured. Included in the costs are the costs of mining and processing activities, including mine-site overheads and depreciation.

- Supplies inventories include equipment parts and other consumables required in the mining and processing activities and are valued at the lower of average cost and net realizable value. Provision for obsolescence is determined by reference to specific inventory items identified.

e)   Mineral property, plant and equipment

Mineral property, plant and equipment ("PP&E") are carried at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of PP&E consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss in the period in which they occur.

Depreciation

PP&E are depreciated over their useful lives commencing from the time the respective asset is ready for use. The Company uses the units-of-production method ("UOP") or straight-line basis according to the pattern in which the asset's future economic benefits are expected to be consumed. The UOP method results in a depreciation charge based on the recoverable ounces of gold produced.

Depreciation for each class of PP&E is calculated using the following method:

Class of PP&E	Method	Years
Machinery and equipment	Straight-line	5 – 8 years
Automotive	Straight-line	5 years
Computer equipment and software	Straight-line	3 – 8 years
Leasehold improvements	Straight-line	5 years
Processing plant	UOP	n/a
Mineral properties	UOP	n/a

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's PP&E and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

In connection with the successful commissioning of the processing plant expansion, the Company reviewed the estimated useful life of its processing plant assets and determined the processing plant can

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

be utilized to process all ore from Buckreef, although capital expenditures may be required in the future to expand the capacity of the plant or accommodate various types of ore. With regular and scheduled maintenance, the Company expects the processing plant to be utilized throughout the mine life of Buckreef. As a result, the processing plant is depreciated using the UOP method in the current year instead of using the straight-line method that was previously applied. This change in accounting estimate has been applied prospectively.

An item of PP&E is derecognized upon disposal, when classified as held for sale or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the net proceeds from disposal, if any, and the carrying amount of the asset, is recognized in the profit or loss.

i)   Construction in progress

All expenditures undertaken in the development, construction, installation and/or completion of mine production facilities to extract, treat, gather, transport and store of minerals are capitalized and initially classified as "Construction in progress". Costs incurred on properties in the development stage are included in the carrying amount of "Construction in progress". A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized.

Construction in progress assets are not depreciated until they are completed and available for use.

Upon the commencement of commercial production, all related assets included in "Construction in progress" are reclassified to PP&E. Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. The Company considers primarily the following factors, among others, when determining the commencement of commercial production:

- All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;
- A reasonable period of testing of the mine plant and equipment has been completed;
- A predetermined percentage of design capacity of the mine and mill has been reached; and
- Required production levels, grades and recoveries have been achieved.

When a mine development project moves into the commercial production stage, the capitalization of mine construction costs ceases and subsequent costs incurred are either regarded as inventory or expensed, except for capitalizable costs related to mining asset additions or improvements, or mineable reserve development. It is also at this point that depreciation commences.

ii)   Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Capitalized stripping costs are depleted on a units-of-production based on contained ounces of gold mined.

iii) Exploration and evaluation expenditures

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred. Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred. Overhead costs directly related to exploration are capitalized and allocated to mineral properties explored. If a property is abandoned, sold or impaired, an appropriate charge will be made to the income statement at the date of such impairment.

The Company reviews the carrying value of capitalized exploration and evaluation expenditures when events or changes in circumstances indicate that the carrying value may not be recoverable.

Examples of such events or changes in circumstances are as follows:

- The period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
- Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
- Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
- Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If the carrying value exceeds fair value, the property will be written down to fair value with an impairment charged to the income statement in the period of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a mineral property or when exploration rights or permits expire.

Once an economic viability has been determined for a property and a decision to proceed with development has been approved, exploration and evaluation expenditures previously capitalized are first tested for impairment and then classified as mineral properties.

f) Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its PP&E to determine whether there is an indication that those assets may be impaired. If any such indicators exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where an asset does not generate cash flows independent from other assets, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs.

The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of the asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recognized immediately in profit or loss.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years.

g) Leases

At the commencement date of a lease, the Company recognizes a lease payment liability, which is the discounted value of future lease payments using the lease-specific incremental borrowing rate, and an asset representing the right to use the underlying asset during the lease term (i.e. the right-of-use asset). The Company separately recognizes interest expense on the lease liability and depreciation expense on the right-of-use asset.

The Company recognizes right-of-use assets at the value of the corresponding lease liability, adjusted for any accrued and prepaid lease payments, and less any impairment provisions. Right-of-use assets are capitalized at the commencement date of the lease and comprise of the initial lease liability and initial indirect costs incurred by the Company when entering into the lease less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term of the underlying asset. Cash flows relating to the reduction of lease liabilities have been presented as cash used in financing activities.

The Company has also elected to classify leases which end within 12 months of the date of initial application as short term leases. The lease payments associated with such leases are recognized as an expense in the income statement.

h) Decommissioning, restoration and similar liabilities

The Company recognizes provisions for legal and constructive obligations, including those associated with the reclamation of PP&E, when there is a present obligation as a result of exploration, development and production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal or constructive obligation. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using UOP. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the discount rate and amount or timing of the underlying cash flows required to settle the obligation. Future restoration costs are reviewed at each reporting period.

i) Taxation

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to taxation authorities. Current income tax is calculated on the basis of the law enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred income tax

Deferred income tax is recognized in accordance with the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

statements at the end of each reporting period.The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and losses can be utilized except:

- Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

j)   **Financial instruments**

i)   **Financial assets**

Financial assets are classified as either financial assets at fair value through profit or loss ("FVTPL"), amortized cost, or fair value through other comprehensive income ("FVOCI"). The Company determines the classification of its financial assets at initial recognition.

a.   **FVTPL**

Financial assets are classified at FVTPL if they do not meet the criteria to be classified at amortized cost or FVOCI. Gains or losses on these items are recognized in net profit or loss.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

b. Amortized cost

Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as FVTPL: (i) the object of the Company's business model for these financial assets is to collect their contractual cash flows, and (ii) the asset's contractual cash flows represent "solely payments of principal and interest".

A provision is recorded when the estimated recoverable amount of the financial asset is lower than its carrying amount. At each reporting period, the Company assesses on a forward looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. When sold or impaired, any accumulated fair value adjustments previously recognized are included in profit or loss.

c. FVOCI

For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at FVOCI with all subsequent changes in fair value being recognized in other comprehensive income ("OCI"). This election is available for each separate investment. For financial assets classified at FVOCI, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the financial asset, the cumulative fair value change remains in OCI and is not recycled to net profit or loss.

d. Reclassifications

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing its financial assets.

ii) Derivative warrant liabilities

Share warrants (not including compensation warrants) are considered a derivative as they are not indexed solely to the Company's own stock.

During the year ended August 31, 2021, the Company issued convertible debentures with detachable warrants for the Company's common shares. The warrants are classified as a derivative financial liability as they are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued. The warrants were initially recognized at fair value and subsequently measured at FVTPL.

The Company uses the Black-Scholes Option Pricing Model to estimate their fair values at each reporting date.

iii) Agent warrants and financing warrants

Warrants issued to agents in connection with equity financing are recorded at fair value and charged to share issuance costs associated with the offering with an offsetting credit to warrants reserve within shareholders' equity.

Warrants included in units offered to subscribers in connection with financings are valued using the residual value method whereby proceeds are first allocated to the fair value of common shares and the excess if any, allocated to warrants.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

iv) Gold zero-cost collars

During the year ended August 31, 2023, the Company entered into a series of gold zero-cost collar contracts to be settled from April 2023 to August 2023. On initial recognition, the Company designated gold zero-cost collars to be derivative financial instruments and measured at FVTPL. The gold zero-cost collars are initially recognized at fair value and subsequently measured at FVTPL.

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

The Company has classified and measured its financial instruments as described below:

- Cash, amounts receivables and other long-term assets are classified as and measured at amortized cost;
- Amounts payable and accrued liabilities are classified as and measured at amortized cost; and
- Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges, and are classified as FVTPL.

k)   Share-based payments

Share-based payment transactions

The Company has a number of equity-settled share-based compensation plans under which the Company's directors, employees and consultants receive a portion of their remuneration in the form of equity instruments for services rendered. In certain cases, the Company settles statutory withholding tax obligations in cash, based on the value of the Company's common shares, when vested equity instruments are settled.

Where the value of goods or services received by the Company in exchange for equity instruments issued cannot be specifically measured, they are measured at fair value of the equity instrument granted. The Company's share-based compensation plans are comprised of the following:

Stock options

Share-based compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting period up to the vesting date. On exercise of the vested options, shares are issued from treasury.

The grant-date fair value of stock options is estimated using the Black-Scholes Option Pricing Model and expensed on a straight-line basis using the graded vesting method over the vesting period. The cumulative expense which is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in share-based payment reserve.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

Restricted share units ("RSUs")

Each RSU has a value equal to one TRX Gold common share. RSUs generally vest in common shares of the Company. The after-tax value of the award is settled by issuance of common shares from treasury upon vesting.

The grant-date fair value of RSUs is measured using the market value of the underlying shares at the date of grant and expensed on a straight-line basis using the graded vesting method over the vesting period as a component of general and administrative expenses and cost of sales, depending on the grantee.

l) **Revenue recognition**

Revenue consists of proceeds received or expected to be received for the Company's principal products, gold and silver doré. Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured. Title passes to the buyer based on terms of the sales contract, usually upon delivery of the product to the buyer. Product pricing is determined under the sales agreements which are referenced against active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold. Gold and silver doré produced from Buckreef is sold at the prevailing spot market price based on London Fix Prices depending on the sales contract.

In addition to selling refined bullion at spot, the Company has doré purchase agreements in place with a financial institution. Under the agreements, the Company has the option to sell approximately 90% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. Revenue is recognized when the Company has provided irrevocable instructions to the refiner to transfer to the buyer the refined ounces sold upon final processing outturn, and when payment of the purchase price for the purchased doré or bullion has been made in full by the purchaser. No judgement is involved in revenue recognition as revenue is recognized when payment has been sent by the buyer and the product has been effectively delivered to the customer with no further involvement required of the Company.

m) **Earnings (loss) per share**

The basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding during the year includes vested common shares awards which have yet to be issued as little to no consideration is required to exercise. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding common share awards, stock options, RSUs and share purchase warrants in the weighted average number of common shares outstanding during the year, if dilutive.

n) **Related party transactions**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or if they are subject to common control or are controlled by parties that have significant influence over the entity. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount, being the amount agreed by the parties to the transaction.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

o) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

p) New accounting pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date, are disclosed below. The Company intends to adopt these standards when they become effective. Other standards and interpretations that are issued, but not yet effective, which are not expected to impact the Company have not been listed.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

In January 2020, the IASB issued an amendment to IAS 1, *Presentation of Financial Statements*, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

- Specifying that an entity's right to defer settlement must exist at the end of the reporting period;
- Clarifying that classification is unaffected by management's intentions or expectations about whether the entity will exercise its right to defer settlement; and
- Clarifying that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, *Presentation of Financial Statements,* and IFRS Practice Statement 2*, Making Materiality Judgements,* requiring that an entity discloses its material accounting policies, instead of its significant accounting policies. The amendments also added guidance on how an entity can identify material accounting policy information and clarified that accounting policy information is material if users of an entity's financial statements would need it to understand other material information in the financial statements or due to its nature even if the related amounts are immaterial.

The amendments to IAS 1 and IFRS Practice Statement 2 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, *Accounting policies, changes in accounting estimates and errors*. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The amendments to IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, *Income Taxes*. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions.

The amendments to IAS 12 are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted.

4.   **Significant accounting judgments, estimates and assumptions**

The preparation of these consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgements and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

The most significant estimates relate to the appropriate depreciation rate for property, plant and equipment, the valuation of warrant liability, the recoverability of other receivables, the valuation of deferred income tax amounts, the impairment on mineral properties and deferred exploration and property, plant and equipment and the calculation of share‐based payments. The most significant judgements relate to the recognition of deferred tax assets and liabilities and asset retirement obligations, the determination of the economic viability of a project or mineral property, the date of commencement of commercial production, and the determination of functional currencies.

a)   **Production Start Date**

Management assesses the stage of each mine development project to determine when a mine moves into the production stage. The criteria used to assess the start date of a mine are determined based on the unique nature of each mine development project. The Company considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production phase. Some of the criteria include, but are not limited to, the following:

- A significant level of capital expenditures compared to construction cost estimates are complete,
- Ability to produce gold in saleable form within specifications has been achieved,
- Reasonable period for testing has been completed, and
- Reasonable level of ongoing production based on mill throughput, recovery rates and mill availability.

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. The processing plant was running consistently at or above nameplate capacity since October 2022 with gold recoveries exceeding 90%. All major construction activities were completed and Buckreef demonstrated its ability to sustain ongoing production levels.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

b)   Exploration and evaluation assets and expenditures

The application of the Company's accounting policy for exploration and evaluation assets and expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves, and to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date.

c)   Units-of-Production

Management estimates recoverable proven and probable mineral reserves in determining the depreciation and amortization of certain mineral property, plant and equipment that is expected to be used for the duration of the mine life. This results in a depreciation charge proportional to the recovery of the anticipated ounces of gold. The life of the asset is assessed annually and considers its physical life limitations and present assessment of economically recoverable reserves of the mine property at which the asset is located. The calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable mineral reserves. The Company's units of production calculations are based on recovered ounces of gold poured.

d)   Stripping Costs in the Production Phase of a Surface Mine

Significant judgement is required to distinguish between development stripping and production stripping and to distinguish between the production stripping that relates to the extraction of inventory and that which relates to the creation of a stripping activity asset.

The Company identifies the separate components of the ore bodies for its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgement is required to identify and define these components, and also to determine the expected volumes of waste to be stripped and ore to be mined in each of these components. The assessment is based on the information available in the mine plan. The mine plans and, therefore, the identification of components, may change for a number of reasons as new information becomes available. These include, but are not limited to, the geographic location and geological characteristics of the ore body, and/or financial considerations.

Judgement is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any stripping activity asset. Management estimates the cost of deferred stripping activities as the excess waste material moved above the average strip ratio to provide access to further quantities of ore that is expected to be mined in future periods.

Furthermore, judgements and estimates are also used to apply the units-of-production method in determining the depreciable lives of stripping activity assets.

e)   Provision for reclamation

Management assesses its mine restoration and rehabilitation provision each reporting period. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of rehabilitation activities, technological changes, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

date represents management's best estimate of the present value of the future rehabilitation costs required. Changes to estimated future costs are recognized in the consolidated statement of financial position by adjusting the rehabilitation asset and liability.

f) **Impairment of Non-Current Assets**

Non-current assets are tested for impairment if there is an indicator of impairment. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's-length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset. Cash flows are discounted by an appropriate discount rate to determine the net present value. Management has assessed its CGUs as being all sources of mill feed through a central mill, which is the lowest level for which cash inflows are largely independent of other assets.

g) **Taxes**

Management is required to make estimations regarding the tax basis of assets and liabilities and related income tax assets and liabilities and the measurement of income tax expense and indirect taxes. This requires management to make estimates of future taxable profit or loss, and if actual results are significantly different than its estimates, the ability to realize any deferred tax assets or discharge deferred tax liabilities on the Company's consolidated statement of financial position could be impacted.

5. **Amounts receivable**

		August 31, 2023		August 31, 2022
Receivable from precious metal sales	$	**488**	$	-
Sales tax receivable [1]		**5,554**		4,359
Prepaid gold purchase receivable (Note 10)		**-**		2,500
Other		**46**		40
		6,088		6,899
Less: Long-term portion		**(2,948)**		(4,359)
Total amounts receivable	$	**3,140**	$	2,540

(1) Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Below is an aged analysis of the Company's amounts receivable:

		August 31, 2023		August 31, 2022
Less than 1 month	$	573	$	2,510
1 to 3 months		1,055		30
Over 3 months		1,512		-
Total amounts receivable	$	3,140	$	2,540

As at August 31, 2023, $0.3 million (August 31, 2022 - $nil) of time-barred VAT has been expensed. The Company held no collateral for any receivables. During the year ended August 31, 2023, the Company recovered $2.3 million of VAT refunds from the TRA. Subsequent to August 31, 2023, the Company recovered $1.3 million of VAT refunds from the TRA.

6. Prepayments and other assets

		August 31, 2023		August 31, 2022
Prepaid expenses and deposits	$	796	$	699
Deferred financing costs[1]		667		507
Total prepayments and other assets	$	1,463	$	1,206

[1] Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

7. Inventories

		August 31, 2023		August 31, 2022
Ore stockpile	$	3,361	$	2,643
Gold in-circuit		689		210
Gold doré		52		253
Total precious metals inventories		4,102		3,106
Supplies		859		524
Total inventories	$	4,961	$	3,630

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

8. Mineral property, plant and equipment

	Construction in progress	Exploration and evaluation expenditures[5]	Mineral properties	Processing plant and related infrastructure	Machinery and equipment[3]	Other[4]	Total
Cost							
As at August 31, 2021	$ -	$ 38,618	$ -	$ 3,279	$ 954	$ 82	$ 42,933
Additions	7,097	1,945	-	3,797	507	61	13,407
Disposals	-	-	-	-	(65)	-	(65)
Transfer from exploration and evaluation assets[3]	40,563	(40,563)	-	-	-	-	-
Reclassification to other long-term asset	(2,421)	-	-	-	-	-	(2,421)
As at August 31, 2022	$ 45,239	$ -	$ -	$ 7,076	$ 1,396	$ 143	$ 53,854
Additions	-	1,864	4,951	9,233	223	213	16,484
Adjustment to reclamation provision	-	-	(2,234)	-	-	-	(2,234)
Transfers[1]	(45,239)	-	38,485	6,754	5	(5)	-
As at August 31, 2023	$ -	$ 1,864	$ 41,202	$ 23,063	$ 1,624	$ 351	$ 68,104
Accumulated depreciation							
As at August 31, 2021	$ -	$ -	$ -	$ 1,340	$ 473	$ 20	$ 1,833
Depreciation	-	-	-	226	175	15	416
Disposals	-	-	-	-	(29)	-	(29)
As at August 31, 2022	$ -	$ -	$ -	$ 1,566	$ 619	$ 35	$ 2,220
Depreciation	-	-	1,261	210	209	145	1,825
Transfers[1]	-	-	(362)	362	-	-	-
As at August 31, 2023	$ -	$ -	$ 899	$ 2,138	$ 828	$ 180	$ 4,045
Net book value							
As at August 31, 2022	$ 45,239	$ -	$ -	$ 5,510	$ 777	$ 108	$ 51,634
As at August 31, 2023	$ -	$ 1,864	$ 40,303	$ 20,925	$ 796	$ 171	$ 64,059

(1) On November 1, 2022, Buckreef achieved commercial production at which point development expenditures were subject to depreciation.

(2) Represents exploration and evaluation expenditures related to the Eastern Porphyry and Anfield deposits on the Buckreef property.

(3) Includes automotive and computer equipment and software.

(4) Includes automotive, leasehold improvements and right-of-use assets.

(5) During the year ended August 31, 2022, Buckreef transitioned from an exploration and evaluation asset under IFRS 6, *Exploration for and Evaluation of Mineral Resources* ("IFRS 6"), to mineral property, plant and equipment under IAS 16, *Property, Plant and Equipment* ("IAS 16"), following approval of construction decision by the Company's Board of Directors. At the time of transition from an exploration and evaluation asset to mineral property, plant and equipment, the Company completed an impairment test as required by IFRS 6. The impairment test compared the carrying amount of Buckreef to its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. The Company estimated the recoverable amount using a discounted cash flow model. The significant assumptions that impacted the resulting fair value included future gold prices, capital cost estimates, operating cost estimates, estimated reserves and resources and the discount rate. Upon completion of the impairment tests, the Company concluded that there was no impairment.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The continuity of expenditures for exploration and evaluation asset is as follows:

		Buckreef
Balance, August 31, 2021	$	38,618
Exploration expenditures:		
Camp, field supplies and travel		172
License fees and exploration and field overhead		861
Geological consulting and field wages		67
Trenching and drilling		550
Mine design		227
Mining and processing costs		431
Gold sales		(535)
Payments to STAMICO as per Joint Venture agreement		172
Balance, November 30, 2021	$	40,563
Reclassification to mineral property, plant and equipment		(40,563)
Balance, August 31, 2022	$	-
Exploration expenditures:		
Geological consulting		529
Personnel costs		385
Trenching and drilling		921
Others		29
Balance, August 31, 2023	$	1,864

9. Income tax

The Company's provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rates to income (loss) before income taxes as a result of the following:

		For the year ended August 31,		
		2023		2022
Combined basic Canadian federal and provincial statutory income tax rates including surtaxes		**26.50%**		26.50%
Statutory income tax rates applied to accounting income	$	**3,280**	$	(637)
Increase (decrease) in provision for income taxes:				
Foreign tax rates different from statutory rate		**50**		322
Permanent differences and other items		**1,222**		1,669
Benefit of tax losses not recognized		**779**		(918)
Total provision for income taxes	$	**5,331**	$	436

The enacted tax rates in Canada of 26.50% (2022 - 26.50%) and Tanzania of 30% (2022 - 30%) where the Company operates are applied in the tax provision calculation.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The provision for income taxes consist of the following:

	August 31, 2023	August 31, 2022
Current income taxes	$ 1,044	$ 436
Deferred income taxes	4,287	-
Total provision for income taxes	$ 5,331	$ 436

The tax effects of significant temporary differences which would comprise deferred income tax assets and liabilities at August 31, 2023 and 2022 are as follows:

Deferred Income Tax Liabilities	**Mineral properties**	**Total**
At August 31, 2021	$ (12,423)	$ (12,423)
Charged to the consolidated statement of comprehensive loss	2,373	2,373
At August 31, 2022	(10,050)	(10,050)
Charged to the consolidated statement of comprehensive income	(1,438)	(1,438)
At August 31, 2023	$ (11,488)	$ (11,488)

Deferred Income Tax Assets	**Non-capital losses**	**Total**
At August 31, 2021	$ 12,423	$ 12,423
Charged to the consolidated statement of comprehensive loss	(2,373)	(2,373)
At August 31, 2022	10,050	10,050
Charged to the consolidated statement of comprehensive income	(2,849)	(2,849)
At August 31, 2023	$ 7,201	$ 7,201

Net deferred tax assets (liabilities)		
At August 31, 2022	$ -	$ -
At August 31, 2023	$ (4,287)	$ (4,287)

The carrying value of Buckreef's Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carry-forwards resulted in a deferred tax liability.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The following temporary differences have not been recognized in the Company's consolidated financial statements:

	August 31, 2023	August 31, 2022
Non-capital losses	$ 88,377	$ 120,528
Property, plant and equipment	149	89
Capital losses	-	3
Financing costs	1,414	-
Total unrecognized temporary differences	$ 89,940	$ 120,620

At August 31, 2023, the Company had unrecognized non-capital tax loss carry-forwards of $88.4 million (2022 - $120.6 million) and may be used to offset against future taxable income in their respective jurisdictions. As at August 31, 2023, these non-capital tax losses have expiry dates as follows:

	Canada	Tanzania[1]
2026	$ 1,265	$ -
2027	1,026	-
2028	1,117	-
2029	1,454	-
2030	1,055	-
2031	1,757	-
2032	1,845	-
2033	1,738	-
2034	1,622	-
2035	1,466	-
2036	1,515	-
2037	2,118	-
2038	2,760	-
2039	3,506	-
2040	5,426	-
2041	5,934	-
2042	4,328	-
2043	4,078	-
No expiry	-	44,367
Total non-capital tax losses	$ 44,010	$ 44,367

[1] The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef's current income tax is calculated at an effective tax rate of 9% until Buckreef's tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

At August 31, 2023, $nil (2022: $nil) was recognized as a deferred tax liability for taxes that would be payable on the unremitted earnings the Company's subsidiaries as the Company's subsidiaries have a deficit.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

10. Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement ("Agreement") with OCIM Metals and Mining S.A. ("OCIM"). The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. Subsequent to August 31, 2023, the Company drew an additional $1.5 million from the second tranche of the Agreement in exchange for delivering 878.6 ounces of gold.

The Agreement has been accounted for as a contract in accordance with IFRS 15, *Revenue from Contracts with Customers*. As the total amount paid up-front by OCIM for the future deliveries of gold differs from the stand-alone selling price of the gold, the Company concluded the Agreement contains a significant financing component ("SFC"). Gold deliveries due in connection with the up-front payment are recorded in revenue based on the gold spot price originally established at the time of each advance, being the estimated stand-alone selling price of gold deliveries as determined at inception (after separating the SFC). The outstanding deferred revenue liability will accrue interest reflecting the cost of financing.

	Amount
As at August 31, 2021	$ -
Drawdown	2,500
Deferred transaction costs	(15)
As at August 31, 2022	$ 2,485
Drawdown	1,000
Accretion of deferred revenue	454
Transaction costs expensed	15
Revenue recognized	(2,227)
As at August 31, 2023	$ 1,727

	For the year ended August 31,	
	2023	2022
Current portion of deferred revenue	$ 1,549	$ 1,864
Deferred revenue	178	621
Balance at end of year	$ 1,727	$ 2,485

11. Derivative financial instrument liabilities

	August 31, 2023	August 31, 2022
Derivative warrant liabilities	$ 3,544	$ 6,849
Total derivative financial instrument liabilities	$ 3,544	$ 6,849

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

a) Derivative warrant liabilities

		Amount
As at August 31, 2021	$	**2,149**
Warrants issued January 26, 2022		2,665
Change in fair value		2,035
As at August 31, 2022	$	**6,849**
Change in fair value		(3,305)
As at August 31, 2023	$	**3,544**

Derivative warrant liabilities of $3.5 million will only be settled by issuing equity of the Company.

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	August 31, 2023	August 31, 2022
Share price	$0.39	$0.48
Risk-free interest rate	4.43% - 4.66%	3.32% - 3.44%
Dividend yield	0%	0%
Expected volatility	52%	55% - 60%
Remaining term (in years)	2.5 – 3.4	0.9 – 4.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the year ended August 31, 2023 would increase or decrease by:

		August 31, 2023		
10% change in expected volatilities		Increase		Decrease
(Loss) income	$	(840)	$	819

b) Gold zero-cost collars

In March 2023, the Company entered into a series of gold zero-cost collar contracts for 1,800 gold ounces per month totalling 9,000 gold ounces to be settled from April 2023 to August 2023, at a maximum and minimum gold price of $2,030 and $1,825 per gold ounce, respectively. During the year ended August 31, 2023, gold zero-costs collar contracts for a total of 9,000 gold ounces expired unexercised. As at August 31, 2023, there were no gold zero-cost collar contracts outstanding.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

12. Provision for reclamation

The Company's reclamation and closure obligations relates to the cost of removing and restoring the Buckreef Gold Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. This estimate depends on the development of an environmentally acceptable mine closure plan.

A reconciliation for reclamation expenses is as follows:

	For the year ended August 31,	
	2023	2022
Balance at beginning of year	$ **2,815**	$ 2,681
Decrease in estimate for provision for reclamation	**(2,234)**	-
Accretion of provision for reclamation (Note 24)	**252**	134
Balance at end of year	$ **833**	$ 2,815

The provision for reclamation was estimated using the following inputs and assumptions:

a) Total undiscounted amount of future reclamation costs was estimated to be $4.1 million (2022 – $3.4 million).
b) Risk-free rate of 13% (2022 – 5%).
c) Inflation rate of 4% (2022 – 4%).
d) Weighted average expected timing of cash outflows of 19 years (2022 – 18 years).

13. Earnings (loss) per share

	For the year ended August 31,	
	2023	2022
Net income (loss) attributable to shareholders	$ **2,250**	$ (6,216)
Weighted average number of common shares for basic EPS[1]	**282,401,603**	266,999,724
Effect of dilutive stock options, warrants, RSUs and share awards	**6,127,725**	-
Weighted average number of common shares for diluted EPS[1]	**288,529,328**	266,999,724

[1] The weighted average number of common shares for basic and diluted EPS include vested, but unissued, common shares relating to common share awards.

For the year ended August 31, 2023, the weighted average number of common shares for diluted EPS excluded 10.5 million stock options and 39.0 million warrants that were anti-dilutive for the period (2022: 7.4 million share options and 42.0 million share warrants).

14. Share Capital

i) Activity during the year ended August 31, 2023

On May 17, 2023, the Company sold 200,000 common shares in relation to the purchase agreement entered into on January 20, 2022, for $0.01 million.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

ii) Activity during the year ended August 31, 2022

On September 30, 2021, the Company issued 165,889 common shares at a fair value of $98 (value of outstanding liability settled) to settle outstanding fees owed totaling $98.

On January 20, 2022, the Company entered into a purchase agreement, where the Company, in its sole discretion, will have the right from time to time over a 36-month period to sell up to $10 million of its shares. Upon closing, the Company issued 909,901 common shares at a fair value of $373 (closing price of share on that date) to settle commitment fees related to the purchase agreement.

On January 26, 2022, the Company completed the sale of 17,948,718 common shares together with warrants to purchase 17,948,718 common shares for $7.0 million. The common shares and warrants were issued at $0.39 for each common share and a purchase warrant with the right of each whole warrant to purchase one common share at $0.44 for a period of five years from the issue date. The Company also issued 628,205 placement agent warrants with the same terms and incurred commission and other costs of $0.7 million out of which $0.09 million was allocated to the warrants and expensed in the consolidated statements of earnings (loss) and comprehensive income (loss). The warrants issued with the common shares are classified as a liability (Note 11).

The placement agent warrants are considered an equity-settled share-based payment transaction and are measured at their fair value and classified as equity.

On May 31, 2022, the Company issued 1,723,620 common shares with a value of $1.2 million and cash payment of $0.5 million, as withholding taxes, to satisfy the $1.7 million liability associated with the Omnibus Equity Incentive Plan granted to certain senior management of the Company.

15. Share-based payments reserve

	For the year ended August 31,	
	2023	2022
Balance at beginning of year	$ **6,825**	$ 5,680
Share-based compensation expense	**2,697**	3,113
Transfer on exercise of options and other share-based awards	**(715)**	(1,968)
Balance at end of year	$ **8,807**	$ 6,825

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the "Omnibus Plan"), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the "Omnibus Plan Awards"), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2023.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The Omnibus Plan provides for the grant of other share-based awards to participants ("Other Share-Based Awards"), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan. Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Share-based compensation expense for the year ended August 31, 2023 totalled $2.7 million (2022: $3.1 million) including $0.2 million (2022: $0.1 million) to consultants for marketing services.

As at August 31, 2023, the Company had 3,617,450 (August 31, 2022 – 2,106,675) share awards available for issuance under the Omnibus Equity Incentive Plan.

a) Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2021	**7,351,000**	**CAD $0.41**
Options exercised	(450,000)	CAD $0.42
Options expired	(1,565,000)	CAD $0.41
Balance – August 31, 2022	**5,336,000**	**CAD $0.41**
Options exercised[1]	(350,000)	CAD $0.42
Balance – August 31, 2023	**4,986,000**	**CAD $0.41**

[1] The weighted average share price at the time of the option exercise was C$0.75.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

Exercise price	Number of options Outstanding	Exercisable	Expiry Date	Remaining contractual life (years)
C$0.40	2,354,000	2,354,000	October 11, 2026	3.1
C$0.43	2,532,000	2,532,000	September 29, 2026	3.1
C$0.35	100,000	100,000	January 2, 2027	3.3
C$0.41[1]	**4,986,000**	**4,986,000**		**3.1** [1]

[1] Total represents weighted average.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2021	-	-
Options granted	7,375,000	$0.50
Balance – August 31, 2022	**7,375,000**	**$0.50**
Options granted	3,075,000	$0.45
Balance – August 31, 2023	**10,450,000**	**$0.49**

Options to purchase common shares carry exercise prices and terms to maturity as follows:

	Number of options		Expiry	Remaining contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	2,950,000	August 17, 2027	4.0
USD $0.45	3,075,000	615,000	August 28, 2028	5.0
USD $0.49[1]	**10,450,000**	**3,565,000**		**4.3**[1]

[1] Total represents weighted average.

The grant date fair value of options granted during the year ended August 31, 2023 was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	For the year ended August 31,	
	2023	**2022**
Grant-date share price	**$0.41**	$0.49
Weighted average grant-date fair value	**$0.16**	$0.25
Exercise price	**0.45**	0.50
Risk-free interest rates	**4.41% - 4.78%**	3.27% - 3.43%
Expected life of stock options (in years)[1]	**2.5 – 3.4**	2.0 – 5.0
Expected volatility of share price[2]	**49% - 55%**	62% - 72%
Expected dividend yield	**0%**	0%

[1] The expected life term of stock options granted is derived from the remaining contractual term.
[2] The Company uses historical volatility to estimate the expected volatility of the Company's share price.

For the year ended August 31, 2023, share-based payment expenses related to stock options totalled $0.7 million (2022 – $0.4 million).

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

b) Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

	Number of RSUs
Balance – August 31, 2021	-
Granted	1,855,276
Balance – August 31, 2022	**1,855,276**
Granted	2,826,493
Forfeited	(267,412)
Exercised	(941,280)
Balance – August 31, 2023	**3,473,077**

The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares are distributed, less any amount due for taxes, to settle the obligation.

The RSUs had a fair value of $1.07 million at the grant date and are amortized over the service period. For the year ended August 31, 2023, share-based payment expenses related to RSUs totalled $0.5 million (2022 - $0.2 million).

16. Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2021	**23,681,052**	**$0.94**	**3.8**
Warrants issued	18,576,923	$0.44	
Warrants expired	(287,901)	$0.93	
Balance – August 31, 2022	**41,970,074**	**$0.72**	**3.6**
Warrants expired	(3,002,037)	**$1.21**	
Balance – August 31, 2023	**38,968,037**	**$0.68**	**2.8**

Warrant issuances:

Activity during the year ended August 31, 2022:

During the year ended August 31, 2022, the Company issued 17,948,718 five-year warrants pursuant to the registered direct offering (Note 11) and 628,205 five-year warrants issued to the placement agent, with an exercise price of $0.44. The 17,948,718 five-year warrants were ascribed a fair value of $2.7 million which was valued using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized as a derivative warrant liability on the consolidated statement of financial position.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The 628,205 five-year warrants issued to the placement agent were ascribed a fair value of $0.09 million which was valued using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%; risk free interest 1.65%; volatility 52% and an expected life of 60 months. The warrants were recognized under warrants reserve on the consolidated statement of financial position.

As at August 31, 2023, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing warrants - December 23, 2020	2,777,268	$1.50	December 23, 2023
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44	January 26, 2027
Balance – August 31, 2023	**38,968,037**	**$0.68**[1]	

[1] Total represents weighted average.

17. Non-controlling interest

The changes to the non-controlling interest for the year ended August 31, 2023 and year ended August 31, 2022 are as follows:

		For the year ended August 31,	
		2023	2022
Balance at beginning of year	$	2,361	$ (1,533)
Non-controlling interest's 45% share of Buckreef Gold's comprehensive earnings		4,795	3,894
Balance at end of year	$	**7,156**	$ 2,361

Summarized financial information for Buckreef is disclosed below:

		For the year ended August 31,	
Income Statement		**2023**	2022
Revenue	$	38,320	$ 15,094
Depreciation		1,259	122
Accretion expense		709	134
Income tax expense		5,331	436
Comprehensive income for the period		10,656	8,651

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Statement of Financial Position		August 31, 2023		August 31, 2022
Current assets	$	11,238	$	7,253
Non-current assets		64,762		53,789
Total current liabilities		(12,113)		(8,602)
Non-current liabilities		(5,301)		(2,815)
Advances from parent, net		(36,049)		(37,725)

		For the year ended August 31,		
Statement of Cash Flows		2023		2022
Cash provided by operating activities	$	21,903	$	8,414
Cash used in investing activities		(17,863)		(13,065)
Cash (used in) provided by financing activities		(2,012)		4,148

18. Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

		For the year ended August 31,		
Directors and key management personnel		2023		2022
Remuneration [1]	$	2,135	$	2,085
Share-based compensation expense		2,148		3,078
Total directors and key management personnel	$	4,283	$	5,163

[1] Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share based payments for their services and officers are entitled to cash remuneration and share based payments for their employment services.

As at August 31, 2023, included in amounts payable is $0.4 million (August 31, 2022 - $0.2 million) due to related parties with no specific terms of repayment.

During the year ended August 31, 2023, the Company granted stock options to key management personnel and RSUs to directors and key management personnel as part of the Omnibus Equity Incentive Plan (Note 15) in the aggregate of:

   a) 3.1 million stock options having a value of $0.5 million on the grant date.
   b) 1.2 million RSUs having a value of $0.5 million on the grant date.

During the year ended August 31, 2023, $0.7 million for stock options granted to key management personnel was expensed (2022 - $0.4 million) and $0.2 million for RSUs granted to directors and key management personnel was expensed (2022 - $0.1 million).

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

During the year ended August 31, 2021, the Company granted common shares upon hiring key management personnel in the aggregate of:

a) 1.6 million common shares having a fair market value of $1.1 million on the respective start dates of the key management (December 1, 2020 to May 18, 2021); and

b) Common shares on the first, second and third anniversary dates of the greater of up to 2.0 million, 3.6 million and 2.8 million common shares; or common shares having a fair market value of to $1.4 million, $2.5 million and $2.0 million provided that 80% of such issuance shall be guaranteed and 20% shall be subject to certain financial milestones to be determined by the Board of Directors respectively.

The common shares had a value of $7.0 million at grant date that is amortized over the service period.

During the year ended August 31, 2023, $1.3 million related to common share awards granted to key management personnel was expensed, respectively (2022 - $2.5 million).

During the year ended August 31, 2023, Buckreef recognized expenses of $0.7 million (2022: $nil) related to services provided by the Company and $0.2 million (2022: $nil) related to loans provided by its parent.

19. General and administrative expenses

		For the year ended August 31,	
		2023	2022[1]
Directors' fees (Note 18)	$	409	$ 454
Insurance		380	444
Office and general		159	419
Shareholder information		450	474
Professional fees		442	614
Salaries and benefits (Notes 15 and 18)		2,470	2,533
Consulting		472	437
Share-based compensation expense (Notes 15 and 18)		2,501	3,113
Travel and accommodation		215	214
Depreciation		103	26
Other		27	192
Total general and administrative expenses	$	**7,628**	$ 8,920

[1] During the year ended August 31, 2022, prior to adoption of amendments to IAS 16 certain costs incurred related to Buckreef's operating costs were recorded in general and administrative expenses.

20. Management of capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its Buckreef's operations and processing plant expansion, to obtain corporate and administrative functions necessary to support organizational functioning, and to obtain sufficient funding to further the identification and development of precious metals deposits.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders' equity. In order to carry out planned expansion and exploration activities and pay for administrative costs, the Company will spend its existing working capital

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

and may raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended August 31, 2023. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders' equity, which is comprised of share capital, reserves, and accumulated deficit, which as at August 31, 2023 totaled $53.9 million (2022 - $48.8 million).

The Company may raise capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are historically secured through equity capital raised by way of private placements; however, debt and other financing alternatives may be utilized as well. There can be no assurance that the Company will be able to continue raising equity capital in this manner.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, all held with major North American financial institutions and North American treasury deposits.

21. Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company's financial instruments, as at August 31, 2023 and August 31, 2022:

	August 31, 2023	August 31, 2022
Financial Assets		
Measured at amortized cost		
Amounts receivable	$ 3,140	$ 2,540
Measured at fair value through profit or loss		
Cash	7,629	8,476
Financial Liabilities		
Measured at amortized cost		
Amounts payables and accrued liabilities	11,571	7,920
Measured at fair value through profit or loss		
Derivative financial instrument liabilities	3,544	6,849

Cash, derivative warrant liabilities and gold zero-cost collars are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company's cash, amounts receivable, amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
- Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at August 31, 2023 and August 31, 2022, cash was classified as Level 1 and derivative financial instruments (Note 11) were classified as Level 3 under the fair value hierarchy.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the bank and amounts receivables and the carrying value of those accounts represent the Company's maximum exposure to credit risk.

The Company does not have any significant credit risk exposure as cash and cash equivalents are held with multi-national financial institutions with limited credit risk. The Company does not have significant credit risk exposure on accounts receivable as gold sales are executed with an established gold metal merchant with access to significant credit lines. The majority of gold production is sold into the spot market.

The Company has not recorded an impairment or allowance for credit risk as at August 31, 2023 and 2022.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2023, the Company had cash of $7.6 million, current assets of $17.2 million and current liabilities of $17.8 million. Current working capital deficit of the Company was $0.6 million. Within working capital, current liabilities include $3.5 million in derivative liabilities which will only be settled by issuing equity of the Company. Further funding may be required for working capital purposes and to finance the Company's in-fill drilling, exploration program and development of mining assets.

Foreign currency risks

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has operations in Canada, the United States of America and Tanzania and holds cash mainly in CAD, USD and Tanzanian Shillings ("TZS"). A significant change in the currency exchange rates between USD relative to CAD and TZS could have an effect on the Company's results of operations, financial position or cash flows. As at August 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amounts of the Company's foreign currency denominated monetary assets and liabilities are as follows:

		August 31, 2023		August 31, 2022
Monetary Assets				
CAD	$	303	$	334
TZS		7,048		4,421

		August 31, 2023		August 31, 2022
Monetary Liabilities				
CAD	$	868	$	1,223
TZS		13,061		4,082

Sensitivity analysis

If the US dollar had appreciated by 10% against the Canadian dollar and Tanzanian shillings, monetary financial assets and financial liabilities as at August 31, 2023 and August 31, 2022 would increase or (decrease) by:

		August 31, 2023		August 31, 2022
Financial Assets				
CAD	$	(30)	$	(33)
TZS		(705)		(442)

		August 31, 2023		August 31, 2022
Financial Liabilities				
CAD	$	87	$	122
TZS		1,306		408

22. Segmented information

Operating segments

The Company's Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the consolidated financial statements represent this single reporting segment. The Company's corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, *Operating Segments*.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company's geographic locations are as follows:

			For the year ended August 31,		
Revenue			**2023**		2022
Tanzania	$		**38,320**	$	15,094
Total revenue	$		**38,320**	$	15,094

During the year ended August 31, 2023, the Company generated 96% (2022 – 100%) of its revenue from one (2022 – one) customer totalling $36.9 million (2022 – $15.1 million).

Non-current assets			**August 31, 2023**		August 31, 2022
Canada	$		**55**	$	-
Tanzania			**66,952**		55,993
Total non-current assets	$		**67,007**	$	55,993

23. Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2023 and August 31, 2022, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company's financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at August 31, 2023 and August 31, 2022.

TRX Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended August 31, 2023 and 2022
(Expressed in Thousands of US dollars, except for share and per share amounts)

24. Non-cash items

		For the year ended August 31,		
		2023		**2022**
Depreciation	$	**1,362**	$	122
Change in fair value of derivative financial instruments (Note 11)		**(3,305)**		2,035
Share-based compensation expense		**2,697**		3,113
Accretion of provision for reclamation (Note 12)		**252**		134
Deferred income tax expense (Note 9)		**4,287**		-
Accretion of lease liabilities		**9**		-
Deferred revenue (Note 10)		**(1,227)**		2,485
Accretion of deferred revenue (Note 10)		**454**		-
Foreign exchange gains		**151**		-
VAT written-off (Note 5)		**276**		-
Loss on assets disposal		**-**		36
Other expenses		**15**		282
Total non-cash items	$	**4,971**	$	8,207

DISCLOSURE AND CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This annual report contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "hopes", "intends", "estimated", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in TRX Gold's Annual Information Form for the year ended August 31, 2023, as filed with the SEC under the Company's Form 40F and on the Company's profile at www.sedarplus.ca. The information contained in this presentation is as of the date of the presentation and TRX Gold assumes no duty to update such information.

TRX Gold Corporation ("TRX Gold" or the "Company"), has taken all reasonable care in producing and publishing information contained in this report. TRX Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this presentation. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this presentation. Andrew M. Cheatle, P.Geo. is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. The disclosure contained in this presentation of a scientific or technical nature relating to the Company's Buckreef Project has been summarized or extracted from the technical report entitled The "National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold Corporation (TRX)" with an effective date (the "Effective Date") of May 15, 2020 (the "2020 Technical Report"). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer. each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company's profile at www.sedarplus.ca.

The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource ("MRE") and Mineral Reserve statements during the prior reporting period. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this presentation have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based template for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.

ENDNOTES

The company has included certain non-IFRS measures in this annual report. Refer to pages 32 and 33 of the Company's August 31, 2022 MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards ("IFRS"), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

DESIGN AND PRODUCTION BY BLUE PLANET DESIGN INC., TORONTO, CANADA

CONTACT

Directors

Stephen Mullowney

Chief Executive Officer, Non-Independent

Andrew Cheatle

Chief Operating Officer, Non-Independent

Shubo Rakhit

Chairman, Independent

Dr Norman Betts

Independent

Richard J. Steinberg

Independent

Executive Team

Stephen Mullowney

Chief Executive Officer

Andrew Cheatle

Chief Operating Officer

Michael P. Leonard

Chief Financial Officer

Khalaf Rashid

Senior VP, Tanzania

Christina Lalli

VP Investor Relations

Gaston Mjwahuzi

General Manager

Buckreef Gold

Isaac Bisansaba

Manager of Technical Services

Buckreef Gold

Corporate Offices

TRX Gold Corporation
Suite 403,
277 Lakeshore Road East
Oakville, Ontario, L6J 6J3

Shareholder Contacts

Shareholders are welcome to contact the Investor Relations Department for general information on the Company at IR@TRXgold.com.

For more information on such matters as share certificates, transfers, and change of address, inquiries should be directed to the Company's Transfer Agent at shareholders@odysseytrust.com

Transfer Agent

Odyssey Trust Company
323-409 Granville Street
Vancouver BC | V6C 1T2

Auditors

Dale, Matheson, Carr – Hilton, Labonte LLP.
1500-1140 West Pender Street,
Vancouver, BC V6E 4G1

Website

www.TRXgold.com

